CONFORMED COPY

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AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

FC-GEN ACQUISITION, INC.

AND

GENESIS HEALTHCARE CORPORATION*

January 15, 2007

* This Agreement will promptly be amended to include a wholly-owned Pennsylvania subsidiary to be formed by FC-Gen Acquisition, Inc., as a constituent party.
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AGREEMENT AND PLAN OF MERGER

     This AGREEMENT AND PLAN OF MERGER (as to be amended (the “Amendment”) to include a Pennsylvania corporation to be formed and wholly-owned by FC-Gen Acquisition, Inc. (“Merger Sub”), as a constituent party, this “Agreement”) is made and entered into as of January 15, 2007, by and between GENESIS HEALTHCARE CORPORATION, a Pennsylvania corporation (the “Company”) and FC-GEN ACQUISITION, INC., a Delaware corporation (“Parent”).

RECITALS

     WHEREAS, the parties intend that Merger Sub be merged with and into the Company upon the terms set forth herein, with the Company surviving the Merger as a wholly owned subsidiary of Parent.

     WHEREAS, the Board of Directors of the Company has (i) determined that it is in the best interests of the Company to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend adoption of this Agreement by the shareholders of the Company.

     WHEREAS, the Board of Directors of Parent has unanimously approved this Agreement and declared it advisable for Parent to enter into this Agreement.

     WHEREAS, the Company, Parent and, from and after the date of the Amendment (the “Amendment Date”), Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger, as set forth herein.

AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I DEFINITIONS

     Section 1.1      Definitions.  For purposes of this Agreement, the following terms have the respective meanings set forth below:

     “2013 Notes” has the meaning set forth in Section 7.11(a).

     “2025 Notes” has the meaning set forth in Section 7.11(a).

     “Acceptable Confidentiality Agreement” has the meaning set forth in Section 7.4(e)(i).

     “Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

     “Agreement” has the meaning set forth in the Preamble.

     “Amendment” has the meaning set forth in the Preamble.

     “Amendment Date” has the meaning set forth in the Recitals.

     “Articles of Merger” has the meaning set forth in Section 2.3.

     “Bankruptcy Shares” has the meaning set forth in Section 4.5(a).

     “Break-Up Expenses” has the meaning set forth in Section 9.2(f).

     “Business Day” means any day other than the days on which banks in New York, New York are not required or authorized to close.

     “Certificate” has the meaning set forth in Section 3.1(c).

     “Claim” has the meaning set forth in Section 7.5(b).

     “Closing” has the meaning set forth in Section 2.2.

     “Closing Date” has the meaning set forth in Section 2.2.

     “Code” means the Internal Revenue Code of 1986, as amended. “Common Stock” has the meaning set forth in Section 3.1(a). “Company” has the meaning set forth in the Preamble.

     “Company Acquisition Proposal” has the meaning set forth in Section 7.4(e)(ii).

     “Company Benefit Plans” has the meaning set forth in Section 4.13(a).

     “Company Disclosure Letter” has the meaning set forth in the preamble to Article IV.

     “Company Employees” means any current, former or retired employee, officer, consultant, independent contractor or director of the Company or any of its Subsidiaries.

     “Company Intellectual Property” has the meaning set forth in Section 4.24(a).

     “Company Joint Venture” means the joint venture arrangements of the Company set forth under the caption “Company Joint Ventures” in Section 4.1 of the Company Disclosure Letter.

     “Company Management Agreement” has the meaning set forth in Section 4.20(b).

     “Company Options” means all options to acquire Shares from the Company granted under the Company Stock Plans outstanding immediately prior to the Effective Time.

     “Company Property” means the Owned Real Property and the Leased Real Property.

     “Company Proxy Statement” has the meaning set forth in Section 4.9.

     “Company Rights” has the meaning set forth in Section 4.5(a).

     “Company Rights Agreement” has the meaning set forth in Section 4.5(a).

     “Company SEC Reports” has the meaning set forth in Section 4.7(a).

     “Company Securities” has the meaning set forth in Section 4.5(b).

     “Company Shareholder Meeting” has the meaning set forth in Section 7.1(a).

     “Company Stock Plans” means the Company’s Amended and Restated 2003 Stock Incentive Plan, the 2003 Stock Option Plan and the Company’s Deferred Compensation Plan.

     “Confidentiality Agreement” means the Confidentiality Agreement between Formation Capital, LLC and Genesis HealthCare Corporation, dated as of December 1, 2006.

     “Consent Solicitation” has the meaning set forth in Section 7.11(c).

     “Contract” has the meaning set forth in Section 4.4.

     “Copyrights” has the meaning set forth in Section 4.24(a).

     “Current Employee” has the meaning set forth in Section 7.9(a).

     “Current Policy” has the meaning set forth in Section 7.5(c).

     “Damages” has the meaning set forth in Section 7.5(b).

     “Debt Financing” has the meaning set forth in Section 5.7.

     “Debt Financing Commitments” has the meaning set forth in Section 5.7.

     “Debt Tender Offers” has the meaning set forth in Section 7.11(a).

     “Disclosed Contract” has the meaning set forth in Section 4.20(c).

     “DOJ” has the meaning set forth in Section 7.2(b).

     “Effective Time” has the meaning set forth in Section 2.3.

     “Employee Benefit Plan” has the meaning set forth in Section 3(3) of ERISA.

     “End Date” has the meaning set forth in Section 9.1(b)(i).

     “Environmental Claims” means, in respect of any Person, (i) any and all administrative, regulatory or judicial actions, suits, orders, decrees, demands, directives, Claims, liens, proceedings or written notices of noncompliance or violation by any Governmental Authority alleging any violation of any Environmental Laws or any liability arising out of the Release of, or exposure to, any Hazardous Materials at any location, whether or not owned, operated, leased or managed by such Person, or (ii) any and all indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of, or exposure to, any Hazardous Materials.

     “Environmental Laws” means all federal, state, local and foreign laws (including international conventions, protocols and treaties), common law, rules, regulations, orders, decrees, judgments, binding agreements or Environmental Permits issued, promulgated or entered into, by or with any Governmental Authority, relating to pollution, the Release of or exposure to Hazardous Materials, natural resources or the protection, investigation or restoration of the environment as in effect on the date of this Agreement.

     “Environmental Permits” means all permits, licenses, registrations and other governmental authorizations required under applicable Environmental Laws.

     “Equity Financing” has the meaning set forth in Section 5.7.

     “Equity Financing Commitment” has the meaning set forth in Section 5.7.

     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

     “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that would be deemed a “single employer” with the first entity, trade or business by operation of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

     “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     “Facility” has the meaning set forth in Section 4.23(f).

     “Financing” has the meaning set forth in Section 5.7.

     “Financing Commitments” has the meaning set forth in Section 5.7.

     “FTC” has the meaning set forth in Section 7.2(b).

     “GAAP” means United States generally accepted accounting principles.

     “Governmental Authority” means any nation or government or any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal.

     “Governmental Damages” means (i) any penalties or fines paid by the Company or any of its Subsidiaries to any Governmental Authority or (ii) any restitution paid by the Company or any of its Subsidiaries to a third party, in each case, resulting from the (x) conviction (including as a result of the entry of a guilty plea, a consent judgment or a plea of nolo contendere) of the Company or any of its Subsidiaries of a crime or (y) settlement with any Governmental Authority for the purpose of closing a Governmental Investigation.

     “Governmental Investigation” means an investigation by a Governmental Authority for the purpose of imposing criminal sanctions on the Company or any of its Subsidiaries.

     “Guarantee” has the meaning set forth in Section 5.7.

     “Guarantor” has the meaning set forth in Section 5.7.

     “Hazardous Materials” means (i) any substance, material or waste that is listed, classified or regulated as hazardous or toxic or a pollutant or contaminant under any Environmental Laws; or (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material, toxic molds or radon.

     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     “Indemnified Party” has the meaning set forth in Section 7.5(b).

     “Indenture Amendments” has the meaning set forth in Section 7.11(c).

     “Insurance Amount” has the meaning set forth in Section 7.5(c).

     “Intellectual Property” has the meaning set forth in Section 4.24(a).

     “Intercompany Debt” means any loan, advance or other obligation solely among the Company and/or any of its wholly owned Subsidiaries.

     “IP Licenses” has the meaning set forth in Section 4.24(a).

     “Knowledge” means the actual knowledge of the Persons set forth in Section 1.1 of the Company Disclosure Letter.

     “Law” means applicable statutes, common laws, rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law or bylaws, in each case, of a Governmental Authority.

     “Leased Real Property” has the meaning set forth in Section 4.23(b).

     “Liens” means, with respect to any asset or property, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset or property.

     “Material Adverse Effect on the Company” means any event, state of facts, circumstance, development, change, effect or occurrence (an “Effect”) that is materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole, other than any Effect (i) resulting from or relating to changes in general economic or political conditions or the securities, credit or financial markets in general; (ii) generally affecting the industries in which the Company and its Subsidiaries operate; (iii) occurring after the date hereof in Laws applicable to the Company or any of the Company’s Subsidiaries or any of their respective properties or assets, or in applicable accounting regulations or principles or interpretations thereof; (iv) resulting from any outbreak or escalation of hostilities or war or any act of terrorism (other than any of the foregoing that causes any damage or destruction to or renders unusable any facility or property of the Company or any of its Subsidiaries, in which case the Effect may be considered in determining whether there is a Material Adverse Effect on the Company); (v) resulting from or related to any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such failure may be considered in determining whether there is a Material Adverse Effect on the Company); (vi) resulting from the announcement or the existence of, or compliance with the requirements of, this Agreement and the transactions contemplated hereby; or (vii) resulting from any action taken by the Company at the request or with the prior written consent of Parent, except, in the case of the foregoing clauses (i), (ii), (iii) or (iv), to the extent such Effect has a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other for profit participants in the industries and in the geographic markets in which the Company conducts its businesses after taking into account the size of the Company relative to such other for profit participants.

     “Material Subsidiaries” means the Subsidiaries of the Company set forth under the caption “Material Subsidiaries” in Section 4.1 of the Company Disclosure Letter.

     “Merger” has the meaning set forth in Section 2.1.

     “Merger Consideration” has the meaning set forth in Section 3.1(c).

     “Merger Shares” has the meaning set forth in Section 3.1(c).

     “Merger Sub” has the meaning set forth in the Preamble.

     “Multiemployer Plan” has the meaning set forth in Section 4.13(e).

     “New Financing Commitments” has the meaning set forth in Section 7.10(b).

     “Notes” has the meaning as set forth in Section 7.11(a).

     “Offer Documents” has the meaning set forth in Section 7.11(d).

     “Option Amount” has the meaning set forth in Section 3.3(a).

     “Order” has the meaning set forth in Section 8.1(b).

     “Other Antitrust Laws” means any Law, other than the HSR Act, enacted by any Governmental Authority relating to antitrust matters or regulating competition.

     “Owned Real Properties” or “Owned Real Property” has the meaning set forth in Section 4.23(a).

     “Parent” has the meaning set forth in the Preamble.

     “Parent Affiliate” means any Affiliate of Parent or Merger Sub.

     “Parent Fee” means $50 million.

     “Parent Material Adverse Effect” means any Effect that prevents or materially delays the performance by Parent or Merger Sub of its respective obligations hereunder or the consummation by Parent or Merger Sub of the Merger or the other transactions contemplated by this Agreement.

     “Parent Parties” has the meaning set forth in Section 9.2(e).

     “Patents” has the meaning set forth in Section 4.24(a).

     “Paying Agent” has the meaning set forth in Section 3.2(a).

     “PBCL” has the meaning set forth in Section 2.1.

     “Permits” means any licenses, franchises, permits, certificates, consents, approvals or other similar authorizations of, from or by a Governmental Authority possessed by or granted to or necessary for the ownership of the material assets or conduct of the business of the Company or its Subsidiaries.

     “Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests that arise in the ordinary course of business or that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in any Company SEC Report filed prior to the date of this Agreement; and (ix) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

     “Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization, whether incorporated or unincorporated, including any government or political subdivision or any agency or instrumentality thereof.

     “Pre-Acquisition Reorganization” has the meaning set forth in Section 7.16.

     “Pre-Closing Directors” means any Persons who are directors of the Company or any Subsidiary of the Company at any time prior to the Effective Time.

     “Preferred Stock” has the meaning set forth in Section 4.5(a).

     “Proceeding” has the meaning set forth in Section 4.11.

     “Real Property Lease” has the meaning set forth in Section 4.23(b).

     “Recommendation” has the meaning set forth in Section 7.1(a).

     “Recommendation Withdrawal” has the meaning set forth in Section 7.1(a).

     “Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into the environment.

     “Representatives” has the meaning set forth in Section 7.4(a).

     “Requisite Consent” has the meaning set forth in Section 7.11(c).

     “Requisite Shareholder Vote” has the meaning set forth in Section 4.2(a).

     “Restricted Share” has the meaning set forth in Section 3.3(b).

     “SEC” means the United States Securities and Exchange Commission.

     “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     “Shares” has the meaning set forth in Section 3.1(a).

     “Software” has the meaning set forth in Section 4.24(a).

     “Subsidiary,” with respect to any Person, means any other Person of which the first Person owns, directly or indirectly, securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions (or, if there are no such voting interests, more than 50% of the equity interests of the second Person).

     “Superior Proposal” has the meaning set forth in Section 7.4(e)(iii).

     “Surviving Corporation” has the meaning set forth in Section 2.1.

     “Surviving Corporation Plan” has the meaning set forth in Section 7.9(c).

     “Takeover Statute” has the meaning set forth in Section 4.18.

     “Tax” means all federal, state, local, foreign and other taxes (including withholding and estimated taxes), customs, duties, imposts and other similar governmental charges of any kind or nature whatsoever, together with any related interest, penalties, additions to tax or additional amounts.

     “Tax Return” means any return, declaration, report, statement, information statement or other document (including any corresponding schedules, and attachments) filed or required to be filed with a Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns or reports, and any amendments of or supplements to any of the foregoing.

     “Termination Fee” means $50 million.

     “Trademarks” has the meaning set forth in Section 4.24(a).

     “Trade Secrets” has the meaning set forth in Section 4.24(a).

     Section 1.2      Terms Generally.  The definitions in Section 1.1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” unless the context expressly provides otherwise. All references herein to Sections, paragraphs, subparagraphs, clauses, Exhibits or Schedules shall be deemed references to Sections, paragraphs, subparagraphs or clauses of, or Exhibits or Schedules to this Agreement, unless the context requires otherwise. Unless otherwise expressly defined, terms defined in this Agreement have the same meanings when used in any Exhibit or Schedule hereto, including the Company Disclosure Letter. Unless otherwise specified, the words “this Agreement,” “herein,” “hereof,” “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole (including the Schedules, Exhibits and the Company Disclosure Letter) and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

ARTICLE II THE MERGER

     Section 2.1      The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”), at the Effective Time, Merger Sub will merge with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under the PBCL as the surviving corporation in the Merger (the “Surviving Corporation”).

     Section 2.2      Closing.  Unless otherwise mutually agreed in writing by the Company and Merger Sub, the closing of the Merger (the “Closing”) will take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 W. 52nd St., New York, New York, at 10:00 a.m. on the fifth Business Day after the satisfaction or waiver of the conditions set forth in Article VIII (excluding conditions that, by their terms, cannot be satisfied until the Closing but subject to the satisfaction or waiver of such conditions at the Closing), or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

     Section 2.3      Effective Time.  Subject to the provisions of this Agreement, at the Closing, the Company will cause articles of merger (the “Articles of Merger”) to be executed, acknowledged and filed with the Department of State of the Commonwealth of Pennsylvania in accordance with the PBCL. The Merger will become effective at such time as the Articles of Merger have been duly filed with the Department of State of the Commonwealth of Pennsylvania or at such later date or time as may be agreed by the Company and Merger Sub in writing and specified in the Articles of Merger in accordance with the PBCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

     Section 2.4      Effects of the Merger.  The Merger shall have the effects set forth in this Agreement and the applicable provisions of the PBCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

     Section 2.5      Organizational Documents.  At the Effective Time, (a) the Articles of Incorporation of the Surviving Corporation shall be amended to read in their entirety as the Articles of Incorporation of Merger Sub read immediately prior to the Effective Time, in the form attached hereto as Exhibit A, except that the name of the Surviving Corporation shall be Genesis Healthcare Corporation and the provision in the Articles of Incorporation of Merger Sub naming its incorporator shall be omitted and (b) the bylaws of the Surviving Corporation shall be amended so as to read in their entirety as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, in the form attached hereto as Exhibit B, until thereafter amended in accordance with applicable Law, except that the references to Merger Sub’s name shall be replaced by references to Genesis Healthcare Corporation.

     Section 2.6      Directors and Officers of Surviving Corporation.  The directors of Merger Sub and the officers of the Company (other than those who Merger Sub determines shall not remain as officers of the Surviving Corporation), in each case, as of the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation or bylaws of the Surviving Corporation.

ARTICLE III
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
CORPORATIONS

     Section 3.1      Conversion of Securities.  At the Effective Time, pursuant to this Agreement and by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of the Shares:

     (a)      Each share of common stock, par value $.01 per share, of the Company (the “Common Stock” or the “Shares”) held by the Company as treasury stock (other than Shares held by the rabbi trust under the Company’s Deferred Compensation Plan) or owned by Parent or Merger Sub immediately prior to the Effective Time shall be, automatically and without the need for any action on the part of the holders thereof, canceled and retired and shall cease to exist, and no payment or distribution shall be made or delivered with respect thereto. Each Share owned by any wholly owned Subsidiary of Parent (other than Merger Sub) or any wholly owned Subsidiary of the Company shall remain outstanding after the Effective Time.

     (b)      Each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

     (c)      Except as otherwise provided in Section 3.1(a), each Share (including any Restricted Shares and Bankruptcy Shares) issued and outstanding immediately prior to the Effective Time, shall be, automatically and without the need for any action on the part of the holder thereof, canceled and converted into the right to receive $63 in cash, without interest (the “Merger Consideration”), payable to the holder thereof upon surrender of the stock certificate formerly representing such Share (a “Certificate”) in the manner provided in Section 3.2. Such Shares, other than those to be canceled or that remain outstanding pursuant to Section 3.1(a), sometimes are referred to herein as the “Merger Shares.”

     (d)      If between the date of this Agreement and the Effective Time the number of outstanding Shares is changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split-up, combination, exchange of shares or the like, other than pursuant to the Merger, the amount of Merger Consideration payable per Share shall be correspondingly adjusted.

     Section 3.2      Payment of Cash for Merger Shares.

     (a)      Prior to the Closing Date, the Company shall (i) designate a bank or trust company that is reasonably satisfactory to Parent (the “Paying Agent”) and (ii) enter into a paying agent agreement, in form and substance reasonably satisfactory to Parent, with such Paying Agent, to serve as the Paying Agent for the Merger Consideration and payments in respect of the Company Options, unless another agent is designated as provided in Section 3.3(a). Prior to or concurrent with the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent, for the benefit of the holders of Merger Shares and Company Options, cash in an aggregate amount sufficient to pay the aggregate Merger Consideration in respect of all Merger Shares outstanding immediately prior to the Effective Time plus the aggregate Option Amounts in respect of all Company Options outstanding immediately prior to the Effective Time. Pending distribution of the cash deposited with the Paying Agent, such cash shall be held in trust for the benefit of the holders of Merger Shares and Company Options outstanding immediately prior to the Effective Time and shall not be used for any other purposes; provided, however, that the Surviving Corporation may direct the Paying Agent to invest such cash in (A) obligations of or guaranteed by the United States of America or any agency or instrumentality thereof, (B) money market accounts, certificates of deposit, bank repurchase agreements or banker’s acceptances of, or demand deposits with, commercial banks having a combined capital and surplus of at least $1,000,000,000 (based on the most recent financial statements of such bank which are then publicly available), or (C) commercial paper obligations rated P-1 or A-1 or better by Standard & Poor’s Corporation or Moody’s Investor Services, Inc. Any profit or loss resulting from, or interest and other income produced by, such investments shall be for the account of the Surviving Corporation.

     (b)      As promptly as practicable after the Effective Time (and in any event within two Business Days thereafter), the Surviving Corporation shall send, or cause the Paying Agent to send, to each record holder of Merger Shares entitled to receive the Merger Consideration a letter of transmittal and instructions for exchanging such holder’s Merger Shares for the Merger Consideration payable therefor. The letter of transmittal will be in customary form and will specify that delivery of Certificates (or effective affidavits of loss in lieu thereof) will be effected, and risk of loss and title will pass, only upon delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent. Upon surrender of a Certificate or Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent together with a properly completed and duly executed letter of transmittal and any other documentation that the Paying Agent may reasonably require, the record holder thereof shall be entitled to receive the Merger Consideration payable in exchange therefor, less any amounts required to be deducted and withheld under any applicable Tax Law. Until so surrendered and exchanged, each such Certificate shall, after the Effective Time, be deemed to represent only the right to receive the Merger Consideration, and until such surrender and exchange, no cash shall be paid to the holder of such outstanding Certificate in respect thereof.

     (c)      If payment is to be made to a Person other than the registered holder of the Merger Shares formerly represented by the Certificate or Certificates surrendered in exchange therefor, it shall be a condition to such payment that the Certificate or Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Paying Agent any applicable stock transfer taxes required as a result of such payment to a Person other than the registered holder of such Merger Shares or establish to the reasonable satisfaction of the Paying Agent that such stock transfer taxes have been paid or are not payable.

     (d)      After the Effective Time, there shall be no further transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time other than to settle transfers of Shares that occurred prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent, such shares shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article III.

     (e)      If any cash deposited with the Paying Agent remains unclaimed 12 months after the Effective Time, such cash shall be returned to the Surviving Corporation upon demand, and any holder who has not surrendered such holder’s Certificates in exchange for the Merger Consideration prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration. Notwithstanding the foregoing, none of the Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any holder of Certificates for any amount paid to a public official pursuant to any applicable unclaimed property laws. Any amounts remaining unclaimed by holders of Certificates as of a date immediately prior to such time that such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation on such date, free and clear of any claims or interest of any Person previously entitled thereto.

     (f)      No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate.

     (g)      From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, other than the right to receive the Merger Consideration as provided in this Agreement.

     (h)      In the event that any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, in addition to the posting by such holder of any bond in such reasonable amount as the Surviving Corporation or the Paying Agent may direct as indemnity against any claim that may be made against the Surviving Corporation with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the proper amount of the Merger Consideration in respect thereof entitled to be received pursuant to this Agreement.

     (i)      Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration and the Option Amounts payable hereunder any amounts required to be deducted and withheld under any applicable Tax Law. To the extent any amounts are so withheld and timely paid to the applicable Tax authority, such amounts shall be treated for all purposes as having been paid to the holder from whose Merger Consideration or Option Amount, as the case may be, such amounts were so deducted and withheld.

     Section 3.3      Treatment of Options and Other Awards.

     (a)      As of the Effective Time, except as otherwise agreed by Parent and a holder of Company Options with respect to such holder’s Company Options, each Company Option will vest and be converted into, and from and after the Effective Time shall represent solely, the right to receive an amount in cash equal to the product of (i) the number of Shares subject to such Company Option and (ii) the excess (if any) of (A) the Merger Consideration over (B) the exercise price per Share subject to such Company Option (such amount, the “Option Amount”), without interest and less any amounts required to be deducted and withheld under any applicable Tax Law. All payments with respect to Company Options shall be made by the Paying Agent (or such other agent reasonably acceptable to Parent as the Company shall designate prior to the Effective Time) as promptly as reasonably practicable after the Effective Time from funds deposited by or at the direction of the Surviving Corporation to pay such amounts in accordance with Section 3.2(a).

     (b)      As of the Effective Time, except as otherwise agreed by Parent and a holder of Restricted Shares with respect to such holder’s Restricted Shares, each Share (including each award of a Restricted Share for which no certificate has been issued) outstanding immediately prior to the Effective Time subject to vesting or other lapse restrictions pursuant to any Company Stock Plan or any applicable restricted stock award agreement (each a “Restricted Share”) shall vest and become free of such restrictions as of the Effective Time and shall, as of the Effective Time, be canceled and converted into the right to receive the Merger Consideration in accordance with Section 3.1(c).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as set forth in the disclosure letter (the “Company Disclosure Letter”) delivered to Parent by the Company concurrently with entering into this Agreement (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to which the relevance of such disclosure is reasonably apparent) or as disclosed (excluding any “forward-looking” statement or risk factor disclosure) in the Company SEC Reports filed prior to the date of this Agreement, the Company hereby represents and warrants to Parent and Merger Sub that:

     Section 4.1      Corporate Existence and Power.  Set forth in Section 4.1 of the Company Disclosure Letter under the captions “Material Subsidiaries” and “Company Joint Ventures,” respectively, is a list of all Material Subsidiaries and all Company Joint Ventures, together with their respective jurisdictions of formation and the Company’s percentage of ownership interest in such Material Subsidiaries and Company Joint Ventures. Except as set

forth in Section 4.1 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity interest in, or any interest, security or right convertible into or exchangeable or exercisable for any equity in, any Person. Each of the Company and each Material Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization (with respect to jurisdictions that recognize the concept of good standing), except, in the case of the Material Subsidiaries, where the failure to be so organized, validly existing and in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each of the Company, each Material Subsidiary and, to the Knowledge of the Company, each Company Joint Venture has all corporate or similar powers and authority required to own, lease and operate its respective properties and assets and to carry on its business as now conducted, except, in the case of the Material Subsidiaries and the Company Joint Ventures, where the failure to have such power and authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each of the Company and each Material Subsidiary is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so licensed or qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any Material Subsidiary nor, to the Company’s Knowledge, any Company Joint Venture, is in violation of its organizational or governing documents in any material respect.

     Section 4.2      Corporate Authorization.

     (a)      The Company has the corporate power and authority to execute and deliver this Agreement and, subject to the adoption of this Agreement by the affirmative vote of the holders of a majority of the votes cast by all holders of shares of Common Stock entitled to vote thereon as of the record date of the Company Shareholder Meeting (the “Requisite Shareholder Vote”), to consummate the Merger and the other transactions contemplated hereby and to perform each of its obligations hereunder. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated hereby other than, with respect to the Merger, the Requisite Shareholder Vote and the filing of appropriate merger documents as required by PBCL. The Board of Directors of the Company, at a duly called and duly held meeting has (i) determined that it is in the best interests of the Company and its shareholders (other than holders of Shares that are Affiliates of Parent) to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the shareholders of the Company approve the adoption of this Agreement and directed that such matter be submitted for consideration of the shareholders of the Company at the Company Shareholder Meeting.

     (b)      This Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid execution and delivery of this Agreement by Parent and Merger Sub, constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms.

     Section 4.3      Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority, other than (i) the filing of the Articles of Merger; (ii) compliance with the applicable requirements of the HSR Act; (iii) compliance with the applicable requirements of the Exchange Act, including the filing of the Company Proxy Statement; (iv) compliance with the rules and regulations of NASDAQ; (v) compliance with any applicable foreign or state securities or blue sky laws; (vi) the consents, approvals and notices set forth in Section 4.3 of the Company Disclosure Letter and (vii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to be made or obtained would not, (A) individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or (B) reasonably be expected to prevent or materially delay the consummation of the Merger.

     Section 4.4      Non-Contravention.  Assuming compliance with the matters referenced in Section 4.3 and the receipt of the Requisite Shareholder Vote, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby do not and will not (i) contravene or conflict with the organizational or governing documents of (A) the Company or (B) any of its Material Subsidiaries; (ii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets; or (iii) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company or any of its Subsidiaries, or result in the creation of any Lien on any of the properties or assets of the Company or its Subsidiaries under, any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties or assets are bound, except, in the case of clauses (ii) and (iii) above, as would not (A) individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or (B) reasonably be expected to prevent or materially delay the consummation of the Merger.

     Section 4.5      Capitalization.

     (a)      The authorized share capital of the Company consists of 45,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock (the “Preferred Stock”). As of January 12, 2007, there were (i) (A) 19,776,288 shares of Common Stock issued and outstanding (including all vested Restricted Shares), (B) 437,180 Restricted Shares that have not vested and for which no certificates have been issued and (C) 131,545 shares of Common Stock that are in escrow for the benefit of unsecured claimants in connection with the joint plan of reorganization of Genesis Health Ventures, Inc. and Multicare AMC, Inc., dated as of July 6, 2001 and confirmed by the Bankruptcy Court on September 20, 2001 (the “Bankruptcy Shares”), and (B) no shares of Preferred Stock issued and outstanding, (ii) 1,000,000 shares of Company Preferred Stock were reserved for issuance in connection with the rights (the “Company Rights”) issued pursuant to the Rights Agreement dated as of November 13, 2003, between the Company and StockTrans, Inc., as Rights Agent (as amended from time to time, the “Company Rights Agreement”), and (iii) Company Options to purchase an aggregate of 1,018,963 shares of Common Stock, with a weighted average exercise price of $32.20 per share, issued and outstanding. All outstanding Shares are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. No Subsidiaries of the Company own any Shares or any other equity securities of the Company. The Company has paid in full all dividends accrued and payable on or prior to the date hereof with respect to all outstanding shares of capital stock of the Company.

     (b)      Except as set forth in this Section 4.5, there have not been reserved for issuance, and there are no outstanding (i) shares of capital stock or other voting securities of the Company; (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company or its Subsidiaries, other than Company Options and the 2025 Notes; (iii) Company Options or other rights or options to acquire from the Company or its Subsidiaries, or obligations of the Company or its Subsidiaries to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for shares of capital stock or voting securities of the Company or such Subsidiary, as the case may be; or (iv) equity equivalent interests in the ownership or earnings of the Company or its Subsidiaries (the items in clauses (i) through (iv) collectively, “Company Securities”). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities. There are no preemptive rights of any kind which obligate the Company or any of its Subsidiaries to issue or deliver any Company Securities. The Company has made available to Parent a complete and correct copy of the Company Rights Agreement, as amended to the date of this Agreement.

     (c)      Other than (i) the issuance of Shares upon exercise of Company Options or (ii) the repurchases by the Company of Shares set forth in Section 4.5(c) of the Company Disclosure Schedule, since June 30, 2006, the Company has not declared or paid any dividend or distribution in respect of any Company Securities, and neither the Company nor any of its Subsidiaries has issued, sold, repurchased, redeemed or otherwise acquired any Company Securities, and their respective Boards of Directors have not authorized any of the foregoing.

     (d)      As of the date hereof, neither the Company nor any of its Subsidiaries has entered into any commitment, arrangement or agreement, or are otherwise obligated, to contribute capital, loan money or otherwise provide funds or make additional investments in any Company Joint Venture or any other Person, other than (i) Intercompany Debt, (ii) any such commitment, arrangement or agreement in the ordinary course of business consistent with past practice and (iii) any such commitment, arrangement or agreement with an aggregate principal amount not in excess of $5 million individually and $20 million in the aggregate.

     Section 4.6      Company Subsidiaries and Joint Ventures.  All equity interests of any Subsidiary of the Company and the Company Joint Ventures held by the Company or any other Subsidiary of the Company are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call, or right of first refusal or similar rights, except for any failures to be validly issued, fully paid and non-assessable, or any issuances in violation of the aforementioned rights, that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. All such equity interests are free and clear of any Liens or any other limitations or restrictions on such equity interests (including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such equity interests) other than Permitted Liens and restrictions contained in the joint venture agreements of the Company Joint Ventures. The Company has provided or made available to Parent complete and correct copies of the organizational documents of each Material Subsidiary of the Company and the joint venture agreements of the Company Joint Ventures.

     Section 4.7      Reports and Financial Statements.

     (a)      The Company has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC pursuant to the Exchange Act or other applicable United States federal securities Laws since January 1, 2004 (all such forms, reports, statements, certificates and other documents filed since January 1, 2004, with any amendments thereto, collectively, the “Company SEC Reports”), each of which, including any financial statements or schedules included therein, as finally amended prior to the date of this Agreement, has complied as to form in all material respects with the applicable requirements of the Securities Act and Exchange Act as of the date filed with the SEC. None of the Company’s Subsidiaries is required to file periodic reports with the SEC. None of the Company SEC Reports contained, when filed with the SEC or, if amended, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. To the Company’s Knowledge, no investigation by the SEC with respect to the Company or any of its Subsidiaries is pending or threatened.

     (b)      Each of the consolidated financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes and schedules, where applicable) fairly presents (subject, in the case of the unaudited statements, to the absence of notes and normal year-end audit adjustments as permitted by the rules related to Quarterly Reports on Form 10-Q promulgated under the Exchange Act), in all material respects, the results of the consolidated operations and changes in shareholders’ equity and cash flows and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. Each of such consolidated financial statements (including the related notes and schedules, where applicable) complies in all material respects with applicable financial accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such financial statements (including the related notes and schedules, where applicable) were prepared in accordance with GAAP consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by the rules related to Quarterly Reports on Form 10-Q promulgated under the Exchange Act.

     (c)      As of the date hereof, there are no outstanding or unresolved comment letters from the SEC with respect to any of the Company SEC Reports.

     (d)      Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the management of the Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) and such controls and procedures are reasonably designed to ensure that all material information relating to the Company, including its consolidated Subsidiaries, is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Board of Directors of the Company (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud within the Company’s Knowledge that involves management or other Company Employees who have a significant role in the Company’s internal controls over financial reporting.

     (e)      To the Company’s Knowledge, from October 1, 2005 through the date of this Agreement, neither the Company nor any of its Subsidiaries or any of their respective directors, officers, or independent auditors has received or otherwise had or obtained Knowledge of any material written complaint, allegation, assertion or Claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company, any of its Subsidiaries or their respective internal accounting controls relating to periods after October 1, 2005 (except for any of the foregoing that have been resolved without any material adverse impact on the Company and its Subsidiaries, taken as a whole, and except for any of the foregoing which have no reasonable basis).

     Section 4.8      Undisclosed Liabilities.  Except (i) for those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company (including the notes thereto) included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2006, (ii) for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2006, (iii) for liabilities that have been discharged or paid in full prior to the date of this Agreement in the ordinary course of business consistent with past practice, (iv) for liabilities incurred in connection with the transactions contemplated hereby and (v) for liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due).

     Section 4.9      Disclosure Documents.  The proxy statement (the “Company Proxy Statement”) relating to the Merger and the other transactions contemplated hereby, to be filed by the Company with the SEC in connection with seeking the adoption of this Agreement by the shareholders of the Company will not, at the time it is filed with the SEC or at the time it is first mailed to the shareholders of the Company or at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company will cause the Company Proxy Statement and all related SEC filings to comply as to form in all material respects with the requirements of the Exchange Act applicable thereto as of the date of such filing. Anything to the contrary contained herein notwithstanding, no representation is made by the Company with respect to statements made in the Company Proxy Statement based on information supplied, or required to be supplied, by Parent, Merger Sub or any Parent Affiliate specifically for inclusion or incorporation by reference therein.

     Section 4.10      Absence of Certain Changes or Events.  Since September 30, 2006, (a) no Effect has occurred which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (b) to the date of this Agreement, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

     Section 4.11      Litigation.  Neither the Company, nor any of its Subsidiaries is a party to, nor is any Owned Real Property subject to, any, and there are no pending or, to the Company’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations (a “Proceeding”) of any nature against the Company or any of its Subsidiaries or any Owned Real Property, except for any Proceeding which has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company, its Subsidiaries, nor any of their respective businesses, properties (including Owned Real Property) or assets are subject to or bound by any injunction, order, judgment, decree or regulatory restriction of any Governmental Authority specifically imposed upon the Company, its Subsidiaries or their respective properties (including Owned Real Property) or assets, except for any injunction, order, judgment, decree or regulatory restriction which has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     Section 4.12      Taxes.  The representations and warranties contained in this Section 4.12 and in Section 4.13 are the only representations and warranties in this Agreement with respect to Tax matters. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company:

     (a)      All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed, and all such Tax Returns are true, correct and complete.

     (b)      The Company and its Subsidiaries (i) have timely paid all Taxes due and payable (whether or not shown to be due on the Tax Returns referred to in Section 4.12(a)), except for Taxes for which adequate reserves have been established in accordance with GAAP, and (ii) have made adequate provision in the applicable financial statements, in accordance with GAAP, for all Taxes not yet due and payable with respect to taxable periods, or portions thereof, for which no Tax Return has yet been filed.

     (c)      As of the date hereof, (i) no audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any Taxes of the

Company or any of its Subsidiaries, and (ii) there are no agreements in effect to extend the period of limitations for assessment or collection of any Tax for which the Company or any of its Subsidiaries may be liable.

     (d)      There are no Tax sharing, allocation, or indemnification agreements (or similar agreements) under which the Company or any of its Subsidiaries may be liable for Taxes of any other Person (other than the Company or any or its Subsidiaries).

     (e)      Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

     (f)      None of the Company or any of its Subsidiaries has participated in a “listed transaction” that has given rise to a disclosure obligation under Section 6011 of the Code and the Treasury Regulations promulgated thereunder and that has not been disclosed in the relevant Tax Return of the Company or relevant Subsidiary.

     (g)      None of the Company or any of its Subsidiaries has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation §1.1502 -6 (or any similar provision of state, local or foreign law), as a transferee or successor, or otherwise.

     (h)      There are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries, other than Permitted Liens.

     Section 4.13      ERISA.

     (a)      Each Employee Benefit Plan and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, whether formal or informal, sponsored, maintained or contributed to by the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any obligation to contribute (the “Company Benefit Plans”), has been maintained in accordance with its terms and applicable Law, except for matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. No nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Company Benefit Plan which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     (b)      Neither the Company nor any Subsidiary has incurred any liability to the Pension Benefit Guaranty Corporation (the “PBGC”) (other than non-delinquent premium payments) or otherwise under Title IV of ERISA (including any withdrawal liability).

     (c)      Since the last annual report, there has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Company Benefit Plan that would increase materially the annual expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. No Company Benefit Plan or Company Stock Plan exists that could (i) result in the payment to any Company Employee of any money or other property, (ii) accelerate or provide any other rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any Company Employee, or (iii) limit or restrict the ability of the Company or its Subsidiaries to merge, amend or terminate any Company Benefit Plan, in each case, as a result of the execution of this Agreement or otherwise related in any way to the transactions contemplated by this Agreement; and no such payment would reasonably be expected to constitute a parachute payment within the meaning of Code Section 280G. Neither the Company nor any Subsidiary or any ERISA Affiliate maintains, sponsors, contributes to or participates in any plan, program or arrangement that provides for retiree medical benefits.

     (d)      Any Company Benefit Plan that is intended to be qualified under Code Section 401(a) and exempt from Tax under Code section 501(a) has been determined by the appropriate Governmental Authority to be so qualified, and such determination remains in effect and has not been revoked. Nothing has occurred since the date of any such determination that is reasonably likely to affect adversely such qualification or exemption and that would have, or would be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     (e)      (i)  Except as set forth on Section 4.13(e) of the Company Disclosure Letter, none of the Company, any Subsidiary or any ERISA Affiliate has, at any time in 2007 or during the last six completed calendar years, maintained, sponsored or contributed to (or been required to contribute), a defined benefit plan subject to Title IV of ERISA.

   (ii)      With respect to any Company Benefit Plan subject to Title IV of ERISA, other than a Multiemployer Plan (as defined below) (A) all premiums due to the PBGC by the Company or any ERISA Affiliate have been fully paid on a timely basis, (B) no "reportable event" within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred or, except as would not have a Material Adverse Effect on the Company, is expected to occur. No proceeding has been or, except as would not have a Material Adverse Effect on the Company, is expected to be initiated that would reasonably be expected to result in the termination of any Company Benefit Plan (other than a Multiemployer Plan) subject to Title IV of ERISA.

   (iii)      With respect to each Employee Benefit Plan that is or was a “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code) that the Company or any of its ERISA Affiliates has, within the last six complete calendar years, contributed to or been obligated to contribute to (each, a “Multiemployer Plan”), except as would not reasonably be expected to have a Material Adverse Effect on the Company: (1) neither the Company nor any ERISA Affiliate (or any of their respective predecessors) has, within the last six complete calendar years, incurred any withdrawal liability; (2) no event has occurred which, with the giving of notice, could reasonably be expected to result in any liability under Section 4201 of ERISA as a result of a complete withdrawal (within the meaning of Section 4203 of ERISA) or a partial withdrawal (within the meaning of Section 4205 of ERISA); (3) neither the Company nor any ERISA Affiliate (or any of their respective predecessors) has received any written notice of any claim or demand for complete or partial withdrawal; (4) neither the Company nor any ERISA Affiliate (or any of their respective predecessors) has received any written notice that such Multiemployer Plan is in "reorganization" (within the meaning of Section 4241 of ERISA), that increased contributions may be required to avoid a reduction in plan benefits or the imposition of an excise tax, or that the Multiemployer Plan is or may become "insolvent" (within the meaning of Section 4241 of ERISA); (5) none of the Company or any of its Subsidiaries has received any written notice that the PBGC has instituted proceedings against any Multiemployer Plan; and (6) neither the Company nor any ERISA Affiliate (nor any of their respective predecessors) has, in the past six years, engaged in, or entered into any agreement with respect to, a transaction described in Section 4204 or 4212 of ERISA. Section 4.13(e)(iii) of the Company Disclosure Schedule sets forth a list of each Multiemployer Plan that is subject to Title IV of ERISA.

     (f)       Schedule 4.13(f) of the Company Disclosure Letter sets forth a list of all Company Benefit Plans other than Multiemployer Plans. The Company has made available to Parent true and complete copies of all material Company Benefit Plans.

     (g)      All Company Options have been granted in accordance with the terms of the applicable Company Stock Plan and applicable Law (including Section 409A of the Code), with an exercise price at least equal to the fair market value of the underlying Common Stock on the date of any such grant, except for such failures, if any, to be so granted which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company.

     (h)      Schedule 4.13(h) of the Company Disclosure Letter sets forth a complete and accurate description of the Company’s severance policy, which is consistent with the Company’s past practice.

     Section 4.14      Compliance with Laws.

     (a)      The Company, and each of its Subsidiaries is, and at all times since September 30, 2005 has been, in compliance with all Laws (including, for purposes of this paragraph, billing requirements of any health care benefit program as defined in U.S.C. §24(b), including the Medicare program and any relevant state Medicaid program) applicable to the Company, its Subsidiaries, and their respective businesses, activities, properties and assets, except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     (b)      Except as set forth in Section 4.14(b) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its Subsidiaries has received written notice from a Governmental Authority or is otherwise aware that it or its respective properties and assets is a target of, or the subject of, any action, proceeding, suit, investigation or sanction by or on behalf of any Governmental Authority or any other person brought pursuant to any Law, nor, to the Knowledge of the Company, has any such action, proceeding, suit, investigation or sanction been threatened in writing, except for any such notice, action, proceeding, suit, investigation or sanction as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Since September 30, 2005 through the date hereof, (i) neither the Company nor any of its Subsidiaries has made or has been ordered to make any payment in respect of any Governmental Damages and (ii) neither the Company nor any of its Subsidiaries has made any material voluntary disclosure to any Governmental Authority with respect to any alleged act or omission, including arising under or relating to a contract, subcontract or any other agreement with a Governmental Authority.

     (c)      The Company and each Subsidiary of the Company has and maintains in full force and effect, and is in compliance with, all Permits and all orders from Governmental Authorities necessary for the Company and each Subsidiary to carry on their respective businesses as currently conducted, except where the failure to have or maintain in full force and effect, or to be in compliance with, such Permits and orders has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     Section 4.15      Finders’ Fees.  No agent, broker, investment banker, financial advisor or other firm or person except Goldman, Sachs & Co. is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement based upon Contracts made by or on behalf of the Board of Directors or any committee of the Board of Directors, the Company or any of its Subsidiaries. The Company has disclosed to Parent all material terms of the engagement of Goldman, Sachs & Co., including the amount of such fees and any right of first offer or other “tail” provisions and has heretofore delivered to Parent a correct and complete copy of the Company’s engagement letter with Goldman, Sachs & Co.

     Section 4.16      Opinion of Financial Advisor.  Goldman, Sachs & Co. has delivered to the Board of Directors of the Company an opinion to the effect that, as of the date of this Agreement, the consideration to be received by holders of Shares in the Merger is fair, from a financial point of view, to such holders.

     Section 4.17      Affiliate Transactions.  Except for this Agreement and the Merger, there are no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, between the Company and/or any of its Subsidiaries, on the one hand, and the Company’s or any such Subsidiary’s respective directors, managers, members, stockholders, partners, officers or Affiliates (other than Subsidiaries of the Company and the Company Joint Ventures), on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act as currently applicable to the Company.

     Section 4.18      Rights Agreement; Anti-Takeover Provisions.  The Board of Directors of the Company has resolved to, and the Company promptly after the execution of this Agreement will, take all action necessary to render the Company Rights Agreement inapplicable to this Agreement, the Merger and the other transactions contemplated hereby. The Board of

Directors of the Company has taken all necessary action so that the provisions of Sections 2538 through 2588 inclusive of the PBCL and any other similar anti-takeover statute or regulation enacted under U.S. state or federal Laws applicable to the transactions contemplated by this Agreement (each, a “Takeover Statute”) will not apply to this Agreement, the Merger or the other transactions contemplated hereby.

     Section 4.19      Voting.

     (a)      Assuming the accuracy of the representations of Parent set forth in Section 5.11, the Requisite Shareholder Vote is the only vote of the holders of any class or series of the capital stock of the Company or any of its Subsidiaries necessary to approve and adopt this Agreement and approve the Merger and the other transactions contemplated thereby.

     (b)      There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of any shares of capital stock of the Company or any of its Subsidiaries. To the Company’s Knowledge, there are no third party arrangements or understandings with respect to the voting of any shares of capital stock of the Company or any of its Subsidiaries. Other than the 2025 Notes, there are no bonds, other debentures, notes or other instruments of indebtedness of the Company or any of its Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities or other rights having the right to vote, on any matters on which shareholders of the Company may vote.

     Section 4.20      Contracts.

     (a)      As of the date of this Agreement, except for Contracts set forth in Section 4.20(a) of the Company Disclosure Letter or filed as exhibits to or incorporated by reference in the Company SEC Reports, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract: (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act) to be performed in full or in part after the date of this Agreement; (ii) which is a joint venture or similar agreement for a Company Joint Venture; (iii) which constitutes a contract or commitment relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $2,500,000, other than trade payables incurred in the ordinary course of business that are not past due and any such contract or commitment solely between or among any of the Company and its Subsidiaries; (iv) which constitutes a Contract, other than those contracts or commitments described in (iii) above, that by its terms calls for aggregate payments by the Company or any of its Subsidiaries under such Contract of more than $10 million over the remaining term of such Contract or commitment, (v) which creates any material partnership, limited liability company agreement, joint venture or other similar agreement entered into with any third party; (vi) which contains any provision that would restrict or limit, in any material respect, the ability of the Company, any of its Subsidiaries, any Affiliate of the Company other than the Company, any of its Subsidiaries or any director, officer or employee of the Company or any of its Subsidiaries to conduct any business after the Effective Time; (vii) which provides for the purchase, sale or exchange of, or option to purchase, sell or exchange, any Company Property or any asset that if purchased by the Company or any of its Subsidiaries would be a Company Property; (viii) which is (A) a contract or agreement pursuant to which the Company or any of its Subsidiaries agrees to indemnify or hold harmless any director or executive officer of the Company or any of its Subsidiaries (other than the organizational documents for the Company or any of its Subsidiaries) or (B) a contract entered into outside the ordinary course of business that has a continuing indemnification obligation to any third party which is material to the Company and its Subsidiaries taken as a whole; (ix) which is a voting agreement or registration rights agreement; or (x) which is a commitment or agreement to enter into any of the foregoing.

     (b)      Section 4.20(b) of the Company Disclosure Letter sets forth a true and correct list of each Contract to which the Company or any of its Subsidiaries is a party that provides for the management or operation, by the Company or any of its Subsidiaries, of any Facility that is not Company Property (each, a “Company Management Agreement”), including the names of each such Facility and the counterparty to such Company Management Agreement.

     (c)      The Contracts of the types set forth in subsections (i)-(iv) of Section 4.20(a) and in Section 4.20(b) are collectively referred to herein as the “Disclosed Contracts.” (For purposes of clarification, each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, whether or not filed with the SEC, is a Disclosed Contract.) The Company has heretofore made available to Parent complete and correct copies of each Disclosed Contract in existence as of the date hereof, together with any and all material amendments and material supplements thereto and material “side letters” and similar material documentation relating thereto, other than any such Contracts, amendments, supplements, side letters and similar documentation that are filed as exhibits to or incorporated by reference in the Company SEC Reports filed prior to the date hereof.

     (d)      (i)  Each Disclosed Contract is valid and binding on the Company and any of its Subsidiaries that is a party thereto, as applicable, and, to the Company’s Knowledge, each third party that is a party thereto, and in full force and effect, other than any such Disclosed Contract that expires or is terminated after the date hereof in accordance with its terms or amended by agreement with the counterparty thereto (provided that if any such Disclosed Contract is so amended in accordance with its terms after the date hereof (provided such amendment is not prohibited by the terms of this Agreement), then to the extent the representation and warranty contained in this sentence is made or deemed made as of any date that is after the date of such amendment, the reference to “Disclosed Contract” in the first clause of this sentence shall be deemed to be a reference to such contract as so amended), except where the failure to be valid, binding and in full force and effect would not reasonably be expected to have a Material Adverse Effect on the Company, (ii) the Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Disclosed Contract, except where such noncompliance would not reasonably be expected to have a Material Adverse Effect on the Company, and (iii) neither the Company nor any of its Subsidiaries knows of, or has received notice of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any such Disclosed Contract, except where such default would not reasonably be expected to have a Material Adverse Effect on the Company.

     Section 4.21      Labor and Employee Matters.  Except for matters that would not reasonably be expected to have a Material Adverse Effect on the Company, with respect to the Company and its Subsidiaries: (i) there are no pending, or to the Company’s Knowledge threatened, labor or employment controversies, including any Proceeding alleging unlawful harassment, employment discrimination, wage payment disparities, violations of the federal Fair Labor Standards Act or any state law maintaining payment of overtime, breach of an employment contract, or unfair labor practices; (ii) to the Company’s Knowledge, no union organizing efforts are underway or threatened as of the date hereof; and (iii) there is, as of the date hereof, no strike, slowdown, work stoppage or lockout underway and, to the Company’s Knowledge, no such action has been threatened in writing. Section 4.21 of the Company Disclosure Letter sets forth a list of collective bargaining agreements with any labor organization to which the Company or any of its Subsidiaries is a party.

     Section 4.22      Environmental.  Except for matters that would not reasonably be expected to have a Material Adverse Effect on the Company: (i) the Company and each of its Subsidiaries is in compliance with all applicable Environmental Laws and have obtained and are in compliance with all Environmental Permits necessary for their operations as currently conducted; (ii) since September 30, 2004, there have been no Releases of, or exposures to, any Hazardous Materials that would reasonably be expected to result in an Environmental Claim against the Company or any of its Subsidiaries; and (iii) there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and (iv) the Company has made available to Parent copies of all material environmental assessments, reports and audits prepared since September 30, 2004 in its possession or under its control that relate to the Company’s or any of its Subsidiaries compliance with Environmental Laws.

     Section 4.23      Property.

     (a)      Section 4.23(a) of the Company Disclosure Letter contains a true and complete list of all real property owned by the Company or any Subsidiary as of the date of this Agreement (all such interests in real property, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property are individually referred to herein as the “Owned Real Property” and collectively referred to herein as “Owned Real Properties”).

     (b)      Section 4.23(b) of the Company Disclosure Letter contains a true and complete list of all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary of the Company as of the date of this Agreement (collectively, including the improvements thereon, the “Leased Real Property”). True and complete copies of all agreements under which the Company or any Subsidiary is the landlord, sublandlord, tenant, subtenant or occupant (each a “Real Property Lease”) that have not been terminated or expired as of the date hereof have been made available to Parent.

     (c)      Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company or one of its Subsidiaries has good fee simple title to all Owned Real Property and valid leasehold estates in all Leased

Real Property free and clear of all Liens, except Permitted Liens. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company or one of its Subsidiaries has exclusive possession of all of the Leased Real Property, other than any occupancy rights granted under the Real Property Leases.

     (d)      Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, other than the Real Property Leases, none of the Owned Real Properties or the Leased Real Properties is subject to any lease, sublease, license or other agreement granting to any other Person any right to the use, occupancy or enjoyment of such Owned Real Property or Leased Real Property or any part thereof.

     (e)      Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Real Property Lease is in full force and effect and is valid, binding and enforceable in accordance with its terms as against the Company or the applicable Subsidiary and, to the Company’s Knowledge, as against the other party thereto, and there is no material default under any Real Property Lease either by the Company or its Subsidiaries party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by the Company or its Subsidiaries thereunder. Except as would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on the Company, all rent has been properly calculated and billed to third party tenants pursuant to each Real Property Lease where the Company or a Subsidiary is a landlord to any Person other than the Company, its Subsidiaries or Company Joint Ventures.

     (f)      Section 4.23(f) of the Company Disclosure Letter sets forth a true, correct and complete list of each of the senior living facilities owned, operated, managed or leased by the Company or any of its Subsidiaries (each, a “Facility” and collectively, the “Facilities”), and indicates the ownership and location thereof

     (g)      Except as set forth in Section 4.23(k) of the Company Disclosure Letter, none of the Company Properties are managed by a third party.

     Section 4.24      Intellectual Property; Software.

     (a)      As used herein: (i) “Intellectual Property” means all U.S. and foreign (A) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans and other distinctive indicia of origin, together with goodwill, registrations and applications relating to the foregoing (“Trademarks”); (B) patents and pending patent applications, invention disclosure statements, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof, any counterparts claiming priority therefrom and like statutory rights (“Patents”); (C) registered and unregistered copyrights (including those in Software), rights of publicity and all registrations and applications to register the same (“Copyrights”); and (D) confidential technology, know-how, inventions, processes, formulae, algorithms, models and methodologies (“Trade Secrets”); (ii) “IP Licenses” means all Contracts (excluding “click-wrap” or “shrink-wrap” agreements or agreements contained in “off-the-shelf” Software or the terms of use or service for any Web site) pursuant to which the Company and its Subsidiaries have acquired rights in (including usage rights) any Intellectual Property, or licenses and agreements pursuant to which the Company and its Subsidiaries have licensed or transferred the right to use any Intellectual Property, including license agreements, settlement agreements and covenants not to sue; (iii) “Software” means all computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code or object code form, databases and compilations, including any and all electronic data and electronic collections of data, all documentation, including user manuals and training materials, related to any of the foregoing and the content and information contained on any Web site; and (iv) “Company Intellectual Property” means the Intellectual Property and Software held for use or used in the business of the Company or its Subsidiaries as presently conducted.

     (b)      The Company, or one of its Subsidiaries, owns or possesses all licenses or other legal rights to use, sell, license or enforce all material Company Intellectual Property, free and clear of all Liens, other than Permitted Liens, except where the failure to own or possess such rights would not reasonably be expected to have a Material Adverse Effect on the Company. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the Knowledge of the Company, (i) the conduct and operation of the Company’s business and use of the Company Intellectual Property does not infringe upon or otherwise violate any Intellectual Property rights of any third party, (ii) no third party is infringing or otherwise violating any right of the Company or its Subsidiaries in the Company Intellectual Property and (iii) neither the Company nor any of its Subsidiaries has received written notice of any pending claim, order or proceeding with respect to any alleged or potential infringement or other violation by the Company or its Subsidiaries of the Intellectual Property rights of any third party.

     (c)      Except as would not reasonably be expected to have a Material Adverse Effect on the Company, all material Trademark registrations and applications for registration, material Patents issued or pending and material Copyright registrations and applications for registration owned by the Company and its Subsidiaries are valid and subsisting, in full force and effect and have not lapsed, expired or been abandoned, and, to the Knowledge of the Company or its Subsidiaries, are not, as of the date hereof, the subject of any opposition filed with the United States Patent and Trademark Office or any other intellectual property registry.

     (d)      The Company Intellectual Property constitutes all the Intellectual Property and Software necessary for the continuing conduct and operation of the Company’s business as conducted and operated by the Company as of the date hereof, except as would not reasonably be expected to result in, in the aggregate, a Material Adverse Effect on the Company.

     Section 4.25      Insurance.  As of the date hereof, there is no claim by the Company or any of its Subsidiaries pending under any insurance policies held by the Company or any of its Subsidiaries which (a) has been denied by the insurer and (b) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company and each of its Subsidiaries have paid, or caused to be paid, all premiums due under such policies and have not received written notice that they are in default with respect to any obligations under such policies other than as would not have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received any written notice of cancellation or termination with respect to any existing insurance policy that is held by, or for the benefit of, any of the Company or any of its

Subsidiaries, other than any such cancellation or termination that would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

     Section 4.26      Health Regulatory Compliance.  To the Knowledge of the Company, since December 31, 2003 to the date hereof, no director or executive officer of the Company or any Subsidiary: (a) has had a civil monetary penalty assessed against it under 42 U.S.C. § 1320a-7a; (b) has been excluded from participation under Medicare, Medicaid or any other Federal Health Care Program (as that term is defined in 42 C.F.R. Section 1001.2); or (c) has been convicted (as that term is defined in 42 C.F.R. § 1001.2) of any offense described in 42 U.S.C § 1320a-7(a) or (b)(1),(2), or (3). There are no Proceedings, notices of noncompliance, demand letters, audits or inquiries pending or threatened with respect to a violation of any Law by any of the Company, its Subsidiaries or any of its Affiliates that would reasonably be expected to materially interfere with, delay or reduce the likelihood of receipt of the consents and approvals referred to on Schedule 8.2(d). None of the Company, its Subsidiaries or any of its Affiliates has been debarred, disqualified, suspended or excluded from any Medicare, Medicaid or any other health care program, or from being a health care provider, owner, operator or licensee.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT

     Parent hereby represents and warrants to the Company (it being understood and agreed that the representations and warranties with respect to Merger Sub are deemed to be given on the Amendment Date) that:

     Section 5.1      Corporate Existence and Power.  Parent is duly organized, validly existing and in good standing under the laws of Delaware and Merger Sub is duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and each has all corporate or limited liability company, as applicable, power and authority required to execute and deliver this Agreement and to (a) carry on its business as presently conducted and (b) consummate the Merger and the other transactions contemplated hereby and to perform each of its obligations hereunder.

     Section 5.2      Corporate Authorization.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate or limited liability company action, as applicable, on the part of each of Parent and Merger Sub, including approval and authorization of the Merger and the other transactions contemplated hereby by the Boards of Directors of Parent and Merger Sub, and no corporate or limited liability company proceedings (including no shareholder or member action) other than those previously taken or conducted on the part of Parent and Merger Sub, as applicable, are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due and valid execution and delivery of the Agreement by the Company, constitutes a legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms.

     Section 5.3      Governmental Authorization.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority, other than (i) the filing of the Articles of Merger; (ii) compliance with the applicable requirements of the HSR Act; (iii) compliance with the applicable requirements of the Exchange Act; (iv) compliance with any applicable foreign or state securities or blue sky laws; (v) the consents and/or notices listed in Section 4.3 of the Company Disclosure Letter; and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have or reasonably be expected to have a Parent Material Adverse Effect.

     Section 5.4      Non-Contravention.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the transactions contemplated hereby do not and will not (i) contravene or conflict with the organizational or governing documents of Parent or Merger Sub, (ii) assuming compliance with the items specified in Section 5.3 hereof, contravene, conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent, Merger Sub, any Parent Affiliate, or any of their respective properties or assets or (iii) require the consent, approval, or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or any event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Parent or Merger Sub or to the loss of a material benefit to which Parent or Merger Sub is entitled under, or result in the creation of any Lien upon the properties or assets of Parent or Merger Sub under, any Contract to which Parent or Merger Sub is a party or by which they or any of their respective properties or assets are bound.

     Section 5.5      Disclosure Documents.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub or any Parent Affiliate for inclusion in the Company Proxy Statement or will, at the time it is first filed with the SEC, or, in the case of the Company Proxy Statement, at the time it is first mailed to the shareholders of the Company or at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

     Section 5.6      Finders’ Fees.  No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee from the Company in connection with any of the transactions contemplated by this Agreement in the event that the Merger is not consummated.

     Section 5.7      Financing.  Parent has delivered to the Company true and complete copies of (a) the fully executed commitment letter and related term sheets, dated as of the date of this Agreement, from each of General Electric Capital Corporation and CapitalSource Finance, LLC (the “Debt Financing Commitments”), pursuant to which the lenders party thereto have committed, subject to the respective terms thereof, to lend the respective amounts set forth therein (the “Debt Financing”), and (b) the executed equity commitment letter, dated as of the date of this Agreement, from JER Partners Acquisitions IV, LLC and FC Investors XI, LLC (the

“Equity Financing Commitment” and together with the Debt Financing Commitments, the “Financing Commitments”), pursuant to which JER Partners Acquisitions IV, LLC and FC Investors XI, LLC have committed, subject to the terms thereof, to provide the amount of equity financing set forth therein to Parent (the “Equity Financing” and, together with the Debt Financing, the “Financing”). Prior to the date of this Agreement, none of the Financing Commitments has been amended or modified, and the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. The Equity Financing Commitment, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and the other party thereto. Subject to the immediately succeeding sentence, each of the Debt Financing Commitments, in the form so delivered, is in full force and effect as of the date of this Agreement and is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto. The obligations to make the Financing available to Parent and/or Merger Sub pursuant to the terms of the Financing Commitments are not subject to any conditions other than the conditions set forth in the Financing Commitments. As of the date of this Agreement, (A) none of the Financing Commitments has been supplemented, modified or amended in any respect, (B) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under any term or condition of the Financing Commitments and (C) the commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded. Parent (1) is not aware of any fact or occurrence that makes any of the assumptions, or the representations or warranties of Parent or Merger Sub, in any of the Financing Commitments inaccurate in any material respect, (2) has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it or its Affiliates contained in the Financing Commitments and (3) has no reason to believe that any portion of the Financing required to consummate the transactions contemplated hereby will not be made available to Parent or Merger Sub on the Closing Date. Parent and Merger Sub have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid by them on or prior to the date of this Agreement and shall in the future pay any such fees as they become due. The Financing Commitments, if and when funded, will provide Parent and the Surviving Corporation with financing at or immediately after the Effective Time sufficient to satisfy all of Parent’s and Merger Sub’s obligations under this Agreement, including the consummation of the Merger upon the terms contemplated by this Agreement and the Financing Commitments and the payment of all amounts under Article III of this Agreement and the funding, refinancing or prepayment of any indebtedness or other obligations of the Company or its Subsidiaries set forth in the Company’s balance sheet included in the most recent Company SEC Report filed prior to the date of this Agreement that become due or payable by the Company or its Subsidiaries in connection with or as a result of the Merger, and the payment of all related fees and expenses associated with the foregoing. Notwithstanding anything in this Agreement to the contrary, the Debt Financing Commitments may be superseded at the option of Parent or Merger Sub after the date of this Agreement but prior to the Effective Time by the New Financing Commitments in accordance with Section 7.10, and in such event, the term “Financing Commitments” as used herein shall be deemed to include the New Financing Commitments to the extent then in effect. Parent acknowledges that its obligations under this Agreement are not conditioned upon or subject to its receipt of the proceeds made available under the Financing Commitments or any other Financing (such obligations being subject only to the satisfaction of the conditions set forth in Sections 8.1 and

8.2 as set forth herein). Concurrently with the execution of this Agreement, Parent has delivered to the Company the limited guarantee of JER Partners Acquisitions IV, LLC (the “Guarantor”) with respect to the payment obligations of Parent pursuant to Section 9.2(c) on the terms specified therein (the “Guarantee”).

     Section 5.8      Certain Arrangements.  As of the date hereof, there are no contracts, undertakings, commitments, agreements or obligations, whether written or oral, between Parent, Merger Sub or any of Parent Affiliate, on the one hand, and any member of the Company’s management or Board of Directors, on the other hand, relating in any way to the Company, the Common Stock, the transactions contemplated by this Agreement, or to the operations of the Company after the Effective Time.

     Section 5.9      Capitalization of Merger Sub.  The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, no par value per share. All of the outstanding shares of capital stock of Merger Sub have been validly issued, are fully paid and nonassessable and are owned directly by, and at the Effective Time will be owned directly by, Parent, free and clear of all Liens. Merger Sub has outstanding no option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement, including the Merger.

     Section 5.10      Absence of Litigation.  As of the date hereof, there is no Proceeding pending or, to the knowledge of Parent, threatened against Parent or any Parent Affiliate or any of its or their respective properties or assets, other than any such Proceeding that does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date hereof, none of Parent or Parent Affiliate is subject to any order, judgment, writ, injunction or decree, that has, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

     Section 5.11      Ownership of Company Stock.  Neither Parent nor Merger Sub beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Effective Time beneficially own, any Shares, and neither Parent nor Merger Sub is a party, or will prior to the Closing Date become a party, to any Contract, arrangement or understanding (other than this Agreement and the Equity Financing Commitments) for the purpose of acquiring, holding, voting or disposing of any Shares.

     Section 5.12      No Source of Conflicting Interests; Health Regulatory Compliance.  Neither Parent, Merger Sub, nor any Parent Affiliate operates or conducts, or owns or controls any Person that operates or conducts, any business or activities that are regulated by or subject to licensure requirements of any Governmental Authority whose consent or approval is referred to on Schedule 8.2(d) and neither Parent nor Merger Sub has any reason to believe that the identity of or any activities or relationships of Parent, Merger Sub or any Parent Affiliate would reasonably be expected to materially interfere with, delay or reduce the likelihood of receipt of the consents and approvals referred to on Schedule 8.2(d). There are no Proceedings, notices of noncompliance, demand letters, audits or inquiries pending or threatened with respect to a violation of any Law by any of Parent, Merger Sub or any Parent Affiliate that would reasonably be expected to materially interfere with, delay or reduce the likelihood of receipt of the consents and approvals referred to on Schedule 8.2(d). None of Parent, Merger Sub or any Parent Affiliate has been debarred, disqualified, suspended or excluded from any Medicare, Medicaid or any other health care program, or from being a health care provider, owner, operator or licensee. To the Knowledge of the Parent, as of the date hereof, no current director or executive officer of Parent, Merger Sub or any Parent Affiliate: (a) has had a civil monetary penalty assessed against it under 42 U.S.C. § 1320a-7a; (b) has been excluded from participation under Medicare, Medicaid or any other Federal Health Care Program (as that term is defined in 42 C.F.R. Section 1001.2); or (c) has been convicted (as that term is defined in 42 C.F.R. § 1001.2) of any offense described in 42 U.S.C. § 1320a-7(a) or (b)(1),(2), or (3).

ARTICLE VI
CONDUCT OF BUSINESS PENDING THE MERGER

     Section 6.1      Conduct of the Company and Subsidiaries.  Except for matters set forth in Section 6.1 of the Company Disclosure Letter, as requested by Parent pursuant to Section 7.16 hereof, or as otherwise contemplated by or specifically provided in this Agreement or as subsequently consented to in writing by Parent (which consent shall not be unreasonably withheld), from the date of this Agreement until the Effective Time, the Company shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause its Subsidiaries to, conduct their respective businesses in the ordinary and usual course consistent with past practice, and, to the extent consistent therewith, shall use its reasonable best efforts to (i) preserve substantially intact its and its Subsidiaries’ present business organization and capital structure; (ii) maintain in effect all material Permits that are required for the Company or its Subsidiaries to carry on their respective businesses; (iii) keep available the services of present officers and key employees; and (iv) maintain the current relationships with tenants, customers, providers, suppliers and other Persons with which the Company or its Subsidiaries have significant business relationships. Without limiting the generality of the foregoing, and except for matters set forth in Section 6.1 of the Company Disclosure Letter or as expressly contemplated or permitted by this Agreement, without the prior written consent of Parent (which consent shall not be unreasonably withheld), the Company shall not, and shall not permit its Subsidiaries to:

     (a)      adopt any change in the organizational documents of the Company or any Material Subsidiary;

     (b)      merge or consolidate the Company or any of its Subsidiaries with any Person or otherwise alter through liquidation, reorganization, reclassification, recapitalization, restructuring or in any other fashion the corporate or capital structure or ownership of the Company or any of its Subsidiaries (other than the Merger and other than such transactions solely among the Company and/or its wholly owned domestic Subsidiaries that would not result in a material increase in the Tax liability of the Company or its Subsidiaries);

     (c)      sell, lease or otherwise dispose of an amount of assets or securities, including by merger, consolidation, asset sale or other business combination (including by formation of a material Company joint venture) that is material, individually or in the aggregate, to the Company and its Subsidiaries taken as a whole, other than (i) such transactions solely among the Company and/or its wholly owned domestic Subsidiaries that would not result in a material increase in the Tax liability of the Company or its Subsidiaries, (ii) sales or other dispositions of inventory and other assets in the ordinary course of business consistent with past practice and (iii) leases and subleases of real property and voluntary terminations or surrenders of real property leases, in each case, in the ordinary course of business consistent with past practice;

     (d)      (i) make any material acquisition, by purchase or other acquisition of stock or other equity interests, by merger, consolidation or other business combination (including by formation of a material Company joint venture) or (ii) make any material property transfers or material purchases of any property or assets from any Person (other than acquisitions of inventory and other assets in the ordinary course of business), in each case, other than such transactions solely among the Company and/or wholly owned Subsidiaries of the Company, if the aggregate amount of the consideration paid or transferred by the Company and its Subsidiaries in connection with all such transactions would exceed $20 million;

     (e)      other than in connection with drawdowns or repayments with respect to existing credit facilities and letters of credit in the ordinary course of business consistent with past practice, redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify in any material respect the terms of, indebtedness for borrowed money or enter into or amend any existing capital lease, conditional sale, swap, derivative or hedging or similar agreement, or assume, guarantee or endorse or otherwise become responsible for, whether directly, contingently or otherwise, the obligations of any Person, other than the incurrence, assumption or guarantee of indebtedness (i) among the Company and/or any of its wholly owned Subsidiaries or (ii) not in excess of $5 million in the aggregate;

     (f)      make any material loans, advances or capital contributions to, or investments in, any other Person in excess of $2,500,000 in the aggregate for all such loans, advances, contributions and investments, except (i) for transactions solely among the Company and/or wholly owned Subsidiaries of the Company, (ii) as required by existing Contracts set forth in Section 6.1(f) of the Company Disclosure Letter or any Disclosed Contract, (iii) in the ordinary course of business (including advances to Company Joint Ventures) or (iv) pursuant to commitments of the type referred to in Section 4.5(d) hereof that are in effect on the date hereof;

     (g)      authorize any capital expenditures in excess of $20 million in the aggregate, other than (i) expenditures provided for in the Company’s budget for fiscal year 2007 (a copy of which 2007 budget has been provided to Parent) and (ii) expenditures in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance);

     (h)      pledge or otherwise encumber shares of capital stock or other voting securities of the Company or any of its Subsidiaries, other than in the ordinary course of business or in connection with any financing activities not prohibited by Section 6.1(e);

     (i)      mortgage or pledge any of its material assets, tangible or intangible, or create, assume or suffer to exist any Lien thereupon (other than Permitted Liens), other than in the ordinary course of business or in connection with any financing activities not prohibited by Section 6.1(e));

     (j)      enter into or amend any Contract with any executive officer, director or other Affiliate (other than the Company’s Subsidiaries) of the Company or any of its Subsidiaries that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act as currently applicable to the Company, which have not been disclosed prior to the date hereof;

     (k)      enter into, renew, extend, amend, transfer, terminate or waive any provision or right with respect to any Contract that is or would be material to the Company and its Subsidiaries, taken as a whole, or waive, release or assign any rights or claims thereto or thereunder, other than in the ordinary course of business consistent with past practice;

     (l)      (i) split, combine or reclassify any Company Securities or amend the terms of any Company Securities; (ii) declare, establish a record date for, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of Company Securities other than a dividend or distribution by a wholly owned Subsidiary of the Company to its parent corporation; or (iii) authorize for issuance, offer to issue, issue or sell or agree to issue or sell any Company Securities, or redeem, repurchase, exchange or otherwise acquire or offer to redeem, repurchase, exchange or otherwise acquire, any Company Securities, other than in connection with (A) the exercise or forfeiture of Company Options outstanding on the date of this Agreement in accordance with their original terms, (B) the withholding of Company Securities to satisfy Tax obligations with respect to Company Options or Restricted Shares, (C) the acquisition by the Company of Company Securities in connection with the net exercise of Company Options in accordance with the terms thereof and (D) acquisitions by or issuances to Company Benefit Plans identified in Section 6.1(l) of the Company Disclosure Letter in the ordinary course of business consistent with past practice;

     (m)      except in the ordinary course of business or as required pursuant to existing written agreements or Company Benefit Plans in effect on the date of this Agreement or as required by applicable Law, (i) adopt, amend in any material respect or terminate any Company Benefit Plan, (ii) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (iii) except in connection with promotions or new hires made in the ordinary course of business consistent with past practice, increase in any manner the cash compensation or welfare or pension benefits of Company Employees or (iv) change any actuarial or other assumption used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to any Company Benefit Plan are made or determined;

     (n)      settle or compromise any litigation, or release, dismiss or otherwise dispose of any claim or arbitration, other than (i) settlements or compromises of litigation, claims or arbitration that do not exceed $2,500,000 in the aggregate (net of insurance recoveries and self-insured claims) and do not impose any material restrictions or obligations on the business or operations of the Company and its Subsidiaries, taken as a whole and (ii) settlements or compromises of litigation, claims or arbitration disclosed, reflected or reserved against in the most recent financial statements (or the notes thereto) of the Company included in the Company SEC Reports for an amount not materially in excess of the amount so disclosed, reflected or reserved;

     (o)      other than in the ordinary course of business consistent with past practice, or except to the extent required by Law, (A) file the federal income Tax Return of the consolidated group of which the Company is the common parent for the tax year ending September 30, 2006, without affording the Parent the opportunity to review and comment prior to filing such Tax Return; (B) make, revoke or change a material Tax election; (C) change any material method of tax accounting; (D) settle or compromise any material Tax liability for an amount materially in excess of the amount reserved with respect thereto in the most recent financial statements of the Company (or the notes thereto) included in the Company SEC Reports filed prior to the date hereof; (E) file or cause to be filed any amended Tax Return that is material; or (F) enter into any material closing agreement;

     (p)      make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may be required by a change in GAAP or Law;

     (q)      adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Material Subsidiaries, or enter into a letter of intent or agreement in principle with respect thereto (other than the Merger and other than such transactions solely by the Company’s wholly owned domestic Subsidiaries that would not result in a material increase in the Tax liability of the Company or its Subsidiaries);

     (r)      except as otherwise permitted or contemplated by this Agreement, take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement; or

     (s)      authorize or enter into any contract, agreement, material commitment or arrangement to do any of the foregoing.

     Section 6.2      Conduct of Parent and Merger Sub.  Each of Parent and Merger Sub agrees that, from the date of this Agreement to the Effective Time, it shall not take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

     Section 6.3      No Control of Other Party’s Business.  Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII ADDITIONAL AGREEMENTS

     Section 7.1      Shareholder Meeting; Proxy Material.

     (a)      The Company shall (i) take all action necessary to establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholder Meeting”) for the purpose of having this Agreement adopted by the shareholders of the Company in accordance with applicable Law as promptly as reasonably practicable after the SEC clears the Company Proxy Statement and (ii) unless a Recommendation Withdrawal occurs in accordance with the proviso in the immediately succeeding sentence, (A) use reasonable best efforts to solicit the adoption of this Agreement by the shareholders of the Company, including the solicitation of proxies in favor of such adoption and approval, and (B) include in the Company Proxy Statement the recommendation of the Board of Directors of the Company that the shareholders of the Company adopt this Agreement (the “Recommendation”). Neither the Board of Directors of the Company nor any committee thereof shall directly or indirectly (x) withdraw (or modify or qualify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or modify or qualify in a manner adverse to Parent or Merger Sub), the Recommendation or (y) take any other action or make any other public statement in connection with the Company Shareholder Meeting inconsistent with such Recommendation (any action described in this clause (x) or (y) being referred to as a “Recommendation Withdrawal”); provided that, anything to the contrary contained in this Agreement notwithstanding, the Board of Directors of the Company may effect a Recommendation Withdrawal (subject to the Company having complied with its obligations under Section 7.4) if such Board of Directors determines in good faith (after consultation with outside counsel) that failure to take such action could reasonably be expected to be inconsistent with its fiduciary obligations. Notwithstanding any Recommendation Withdrawal, unless this Agreement is terminated pursuant to, and in accordance with, Section 9.1, this Agreement shall be submitted to the shareholders of the Company at the Company Shareholder Meeting for the purpose of adopting this Agreement. If, at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub or any of their respective Affiliates should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Company Proxy Statement so that the Company Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties and, to the extent required by applicable Law, the Company shall disseminate an appropriate amendment thereof or supplement thereto describing such information to the Company’s shareholders.

     (b)      In connection with the Company Shareholder Meeting, the Company will (i) as promptly as reasonably practicable prepare and file (after Parent and Merger Sub have had a reasonable opportunity to review and comment thereon) with the SEC the Company Proxy

Statement, (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and provide copies of such comments to Parent and Merger Sub promptly upon receipt, (iii) as promptly as reasonably practicable, prepare and file (after Parent and Merger Sub have had a reasonable opportunity to review and comment thereon) any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (iv) use its reasonable best efforts to have cleared by the SEC and will thereafter mail to its shareholders as promptly as reasonably practicable, the Company Proxy Statement and all other customary proxy or other materials for meetings such as the Company Shareholder Meeting, (v) to the extent required by applicable Law, as promptly as reasonably practicable, prepare, file (after Parent and Merger Sub have had a reasonable opportunity to review and comment thereon) and distribute to the shareholders of the Company any supplement or amendment to the Company Proxy Statement if any event shall occur which requires such action at any time prior to the Company Shareholder Meeting, and (vi) otherwise use commercially reasonable efforts to comply with all requirements of Law applicable to the Company Shareholder Meeting and the Company Proxy Statement. Parent and Merger Sub shall cooperate with the Company in connection with the preparation and filing of the Company Proxy Statement and the resolution of any comments from the SEC referred to above, including furnishing the Company upon request with any and all information as may be required to be set forth in the Company Proxy Statement or any supplement or amendment thereto under the Exchange Act. The Company will provide Parent and Merger Sub a reasonable opportunity to review and comment upon the Company Proxy Statement, or any amendments or supplements thereto, and will include in drafts thereof and related correspondence and filings all comments reasonably proposed by Parent and reasonably acceptable to the Company, prior to filing the same with the SEC. To the extent practicable, the Company and its outside counsel shall permit Parent and its outside counsel to participate in all communications with the SEC and its staff (including all meetings and telephone conferences) relating to the Company Proxy Statement, this Agreement or any of the transactions contemplated by this Agreement.

     Section 7.2      Reasonable Best Efforts.

     (a)      Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, consents, waivers, approvals, authorizations, Permits or orders from all Governmental Authorities or other Persons, provided, however, that in no event shall any party hereto be required to pay prior to the Effective Time any fee, penalty or other consideration to any landlord or other person to obtain any such consent, waiver or approval. In furtherance and not in limitation of the foregoing, each party hereto agrees to make or cause to be made an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as promptly as practicable after the date hereof (and in any event within 15 Business Days) and to make, or cause to be made, the filings and authorizations, if any, required under the Other Antitrust Laws of jurisdictions other than the United States as promptly as reasonably practicable after the date hereof and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 7.2 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act or the Other Antitrust Laws of jurisdictions other than the United States as soon as practicable. In furtherance and not in limitation of the foregoing, the parties shall request and shall use reasonable best efforts to obtain early termination of the waiting period under the HSR Act.

     (b)      Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 7.2(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) subject to applicable legal limitations and the instructions of any Governmental Authority, keep the other party reasonably informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) subject to applicable legal limitations and the instructions of any Governmental Authority, permit the other party to review in advance any communication to be given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Authority or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

     (c)      In furtherance and not in limitation of the covenants of the parties contained in Sections 7.2(a) and (b), if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as may be necessary to resolve such objections, if any, as the FTC, the DOJ, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction may assert under any Law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably practicable (and in any event no later than the End Date), including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of Parent or its Subsidiaries or Affiliates or of the Company or its Subsidiaries and (y) otherwise taking or committing to take any actions that after the Closing Date would limit the freedom of Parent or its Subsidiaries’ or Affiliates’ (including the Surviving Corporation’s) freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ or Affiliates’ (including the Surviving Corporation’s) businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Closing or delaying the Closing beyond the End Date; provided that neither the Company nor any of its Subsidiaries shall become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order of a Governmental Authority to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its Affiliates, unless such requirement, condition, understanding, agreement or order is binding on the Company only in the event that the Closing occurs.

     (d)      Subject to the obligations under Section 7.2(c), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Merger Sub and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

     Section 7.3      Access to Information.

     (a)      Subject to applicable Law, the Company will provide and will cause its Subsidiaries and its and their respective Representatives to provide Parent and Merger Sub and their respective authorized Representatives and financing sources, during normal business hours and upon reasonable advance notice (i) such access to the offices, facilities, properties, books and records (including information relating to Taxes) of the Company and such Subsidiaries (so long as such access does not unreasonably interfere with the operations of the Company or its Subsidiaries) as Parent or Merger Sub or their financing sources reasonably may request, including access to personnel and properties to enable the performance of environmental assessments with respect to the Company Properties, including access to personnel and properties to enable the preparation of engineering studies, environmental assessments, and such other reports and analyses as are customary in commercial real estate financings (ii) all information made available prior to the execution of this Agreement, including, without limitation, all information in data rooms, electronic data rooms or similar locations (subject to the execution of appropriate confidentiality agreements), provided, however, that the preparation and receipt of such studies, reports and investigations shall not be a condition to Closing, and (iii) all documents that Merger Sub reasonably may request. Notwithstanding the foregoing, Parent, Merger Sub and their respective Representatives and financing sources shall not have access to any books, records and other information the disclosure of which would, in the Company’s good faith opinion after consultation with legal counsel, result in the loss of attorney-client privilege with respect to such books, records and other information, or contravene any Law or Contract to which the Company or any of its Subsidiaries is a party. The parties will use their reasonable best efforts to make appropriate substitute arrangements under circumstances in which the restrictions of the preceding sentence apply.

     (b)      No investigation by any of the parties or their respective Representatives shall affect the representations, warranties, covenants or agreements of the other parties set forth herein.

     (c)      Parent and Merger Sub shall keep, and shall cause their respective Representatives and financing sources to keep, all information obtained pursuant to this Section 7.3 confidential in accordance with the Confidentiality Agreement.

     (d)      In furtherance of the foregoing, but not in limitation thereof, the Company shall use its reasonable best efforts to cause its accountants, including tax accountants, during normal business hours and upon reasonable advance notice, to furnish to Parent and Parent’s accountants, including tax accountants, access to all work papers relating to the Company’s business for any of the periods covered by the financial statements of the Company included in the SEC Reports.

     (e)      In connection with the continued operation of the Company and its Subsidiaries, the Company will confer in good faith on a regular basis with one or more representatives of Parent, designated to the Company, regarding operational matters and the general status of ongoing operations and will notify Parent promptly of any event or occurrence that has had or may reasonably be expected to have a Material Adverse Effect on the Company, provided, however, that the foregoing consultation (i) shall take place during normal business hours, (ii) shall not interfere with the operations of the Company or its Subsidiaries and (iii) shall be limited by Section 6.3 hereof and the parties’ obligations to comply with all applicable laws and regulations. The Company acknowledges that Parent does not and will not waive any rights it may have under this Agreement as a result of such consultation.

     Section 7.4      No Solicitation.

     (a)      The Company shall not, nor shall it authorize or permit any of its Subsidiaries or any of their respective officers, directors, employees, consultants, agents, advisors, affiliates and other representatives (“Representatives”) to, directly or indirectly, (A) initiate, solicit or knowingly encourage (including by way of providing information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to any Company Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations, or (B) approve or recommend, or publicly propose to approve or recommend, a Company Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to a Company Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or propose or agree to do any of the foregoing. The Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted theretofore by the Company, its Subsidiaries or any Representatives with respect to any Company Acquisition Proposal.

     (b)      Notwithstanding anything to the contrary contained in Section 7.4(a), if at any time following the date of this Agreement and prior to obtaining the Requisite Shareholder Vote, (i) the Company has received a written Company Acquisition Proposal from a third party that the Board of Directors of the Company believes in good faith to be bona fide and (ii) the Board of Directors of the Company determines in good faith, after consultation with its independent financial advisors and outside counsel, that such Company Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Company Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal; provided that the Company (x) will not, and will not allow Company Representatives to, disclose any non-public information to such Person without entering into an Acceptable Confidentiality Agreement, and (y) will provide to Parent any material non-public information concerning the Company or its Subsidiaries provided to such other Person which was not previously provided to Parent. The Company shall promptly (within one Business Day) notify Parent in the event it receives a Company Acquisition Proposal from a Person or group of related Persons, including the material terms and conditions thereof, and shall keep Parent apprised as to material changes to such Company Acquisition Proposal on a reasonably current basis (and in any event no later than 48 hours after it becomes aware of such changes). Without limiting the foregoing, the Company shall promptly (within one Business Day) notify Parent orally and in writing if it determines to begin providing information or to engage in negotiations concerning a Company Acquisition Proposal from a Person or group of related Persons pursuant to this Section 7.4(b).

     (c)      Notwithstanding anything in this Agreement to the contrary, if, at any time prior to obtaining the Requisite Shareholder Vote, the Company receives a Company Acquisition Proposal which the Board of Directors of the Company concludes in good faith constitutes a Superior Proposal, the Board of Directors of the Company may (x) effect a Recommendation Withdrawal and/or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless concurrently with such termination the Company pays the Termination Fee payable pursuant to Section 9.2(a); and provided, further, that the Board of Directors may not effect a Recommendation Withdrawal relating to a Superior Proposal pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless (i) the Company shall have provided prior written notice to Parent and Merger Sub, at least four calendar days in advance of such Recommendation Withdrawal or such termination, of its intention to effect a Recommendation Withdrawal in response to such Superior Proposal or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents and (ii) Parent shall not have made, within four calendar days of receipt of such notice, a proposal that the Board of Directors of the Company shall have determined to be at least as favorable to the Company as such Superior Proposal.

     (d)      The Company agrees that any violations of the restrictions set forth in this Section 7.4 by any Representative of the Company or any of its Subsidiaries, shall be deemed to be a breach of this Section 7.4 by the Company.

     (e)      As used in this Agreement, the term:

   “Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains provisions with respect to confidential treatment of information that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement;

   “Company Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Parent, Merger Sub or their respective Affiliates relating to any direct or indirect acquisition or purchase of a business (whether in one transaction or a series of related transactions) that constitutes 25% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 25% or more of any class or series of Company Securities, any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 25% or more of any class or series of capital stock of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 25% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole);

   “Superior Proposal” means a Company Acquisition Proposal that the Board of Directors of the Company in good faith determines would, if consummated, result in a transaction that is more favorable to the Company than the transactions contemplated hereby, after taking into account such factors (including likelihood of termination in light of all financial, regulatory, legal and other aspects of such proposal) as the Board of Directors of the Company considers to be appropriate; provided that, for purposes of the definition of “Superior Proposal,” the references to “25% or more” in the definition of Company Acquisition Proposal shall be deemed to be references to “a majority.”

     (f)      Nothing contained in this Section 7.4 or elsewhere in this Agreement shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided any such disclosure (other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Recommendation Withdrawal unless the Board of Directors of the Company expressly publicly reaffirms at least two Business Days prior to the Company Shareholder Meeting its recommendation in favor of the adoption of this Agreement.

     Section 7.5      Director and Officer Liability.

     (a)      Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificate of incorporation or bylaws or other organization documents or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six years following the Effective Time, Parent and the Surviving Corporation shall maintain in effect exculpation, indemnification and advancement of expenses provisions that are no less favorable in the aggregate than those provided in the organizational documents of the Company and its Subsidiaries in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors, officers or employees in effect immediately prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries.

     (b)      In addition to and not in limitation of the terms of Section 7.5(a), from and after the Effective Time, Parent and the Surviving Corporation shall, to the greatest extent permitted by Law, indemnify and hold harmless (and comply with all of the Company’s and its Subsidiaries’ existing obligations to advance funds for expenses to) any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any Subsidiary of the Company (or any of their respective predecessors) and any person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or any other enterprise at the request of the Company or any of its Subsidiaries (any such person, an “Indemnified Party”) against (i) any and all costs and expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement (“Damages”) in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (a “Claim”), arising out of, relating to or in connection with any acts or omissions occurring or alleged to occur prior to or at the Effective Time, including the approval of this Agreement, the Merger or the other transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement, and (ii) any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director, member, trustee or other fiduciary of any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries; provided, however, that Parent and the Surviving Corporation shall not be required to indemnify any Indemnified Party for Damages resulting from fraud or from conduct that results in criminal conviction of such Indemnified Person. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent.

     (c)      As of the Effective Time, the Company shall have purchased (provided that the Company shall not be required to pay any amounts in respect of such coverage prior to the Closing, other than any such amounts advanced by Parent to the Company prior to the due date for the payment of such amounts), and, following the Effective Time, the Surviving Corporation shall maintain, a tail policy to the current policy of directors’ and officers’ liability insurance maintained on the date hereof by the Company (the “Current Policy”) which tail policy shall be effective for a period from the Effective Time through and including the date six years after the Closing Date with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time, and which tail policy shall contain substantially the same coverage and amount as, and contain terms and conditions no less advantageous to the covered persons, in the aggregate, than the coverage currently provided by the Current Policy; provided, however, that in no event shall the Company expend an aggregate amount to purchase such tail policy that would be in excess of an amount equal to 500% of the annual premium currently paid by the Company under the Current Policy (the “Insurance Amount”); provided, however, that if the cost of such tail policy would exceed the Insurance Amount, the Company shall be obligated to purchase, and the Surviving Corporation shall be obligated to maintain, a tail policy with the greatest coverage available for a cost not exceeding the Insurance Amount.

     (d)      This Section 7.5 shall survive the consummation of the Merger and is intended to be for the benefit of, and shall be enforceable by, present or former directors or officers of the Company or its Subsidiaries, their respective heirs and personal representatives and shall be binding on the Surviving Corporation and its successors and assigns. In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person (including by dissolution), then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume and honor the obligations set forth in this Section 7.5. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any such present or former director or officer is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 7.5 is not prior to or in substitution for any such claims under any such policies.

     Section 7.6      Takeover Statutes; Rights Agreement.

     (a)      The parties shall use their respective reasonable best efforts (i) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (ii) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

     (b)      The Board of Directors of the Company shall take all further actions necessary in order to render the Company Rights inapplicable to the Merger and the transactions contemplated hereby. Except as contemplated by this Agreement or approved in writing in advance by Parent, the Board of Directors of the Company shall not (i) amend the Company Rights Agreement, (ii) redeem the Company Rights or (iii) take any action with respect to, or make any determination under, the Company Rights Agreement.

     Section 7.7      Public Announcements.  Except with respect to any Recommendation Withdrawal or any action taken pursuant to, and in accordance with, Section 7.4 or Article IX, so long as this Agreement is in effect, the parties will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press release or public statement as may be required by applicable Law or the rules and regulations of NASDAQ, will not issue any such press release or make any such public statement without the consent of the other parties (not to be unreasonably withheld or delayed).

     Section 7.8      Notice of Current Events.  From and after the date of this Agreement until the Effective Time, the Company and Parent shall promptly notify each other orally and in writing of (i) the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied or (ii) the failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which, individually or in the aggregate, would reasonably be expected to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.8 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

     Section 7.9      Employee Matters.

     (a)      Without limiting any additional rights that any current employee or officer employed by the Company or any of its Subsidiaries at the Effective Time (any such employee other than any employee subject to collective bargaining, a “Current Employee”) may have under any Company Benefit Plan, for the period commencing at the Effective Time and ending on the one year anniversary thereof, the Surviving Corporation and each of its Subsidiaries shall cause to be provided to the Current Employees their salary or hourly wage rate, commission structure and opportunities, bonus structure and opportunities (but, except as otherwise agreed with Parent or the Surviving Corporation, excluding any equity or equity equivalent award opportunities, and any other equity-based compensation), severance, pension, welfare and other benefits that in the aggregate are no less favorable than such compensation and benefits, as applicable, maintained for and provided to such Current Employees immediately prior to the Effective Time; provided, however, that subject to the foregoing and Section 7.9(c), nothing herein shall prevent the amendment or termination of any Company Benefit Plans or interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary to conform with applicable Law. Nothing in this Section 7.9 shall limit the right of the Surviving Corporation or any of its Subsidiaries to terminate the employment of any Current Employee at any time.

     (b)      Notwithstanding any provision of this Agreement to the contrary, the Surviving Corporation and each of its Subsidiaries shall cause to be provided to each Current Employee whose employment is terminated by the Surviving Corporation or any of its Affiliates (other than those Current Employees covered by employment agreements that provide for severance benefits or represented Current Employees) during the period commencing at the Effective Time and ending on the first anniversary thereof, severance benefits in amounts no less than those required by the policy set forth on Section 4.13(h) of the Company Disclosure Schedule; provided, however, that a portion of any such severance benefits in excess of three weeks’ base salary may be conditioned on delivery of a valid and irrevocable general release of claims in form and substance reasonably satisfactory to the Surviving Corporation.

     (c)      As of and after the Effective Time, the Surviving Corporation shall cause to be given to Current Employees full credit for all purposes (but not benefit accruals under any defined benefit pension plans), under any employee compensation and incentive plans, benefit (including vacation) plans, programs, policies and arrangements maintained for the benefit of Current Employees as of and after the Effective Time by the Surviving Corporation or any of its Subsidiaries for the Current Employees’ service with the Company, its Subsidiaries and their predecessor entities (each, a “Surviving Corporation Plan”) to the same extent recognized by the Company under a similar Company Benefit Plan immediately prior to the Effective Time, except in each case as results in a duplication of benefits with respect to the same period of service. With respect to each Surviving Corporation Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), the Surviving Corporation or its Subsidiaries shall (i) cause there to be waived any pre-existing condition or eligibility limitations and (ii) cause to be given effect, for the applicable plan year in which the Closing occurs, in determining any deductible and maximum out-of-pocket limitations, claims incurred and amounts paid by, and amounts reimbursed to, Current Employees under similar Company Benefit Plans maintained by the Company and its Subsidiaries immediately prior to the Effective Time.

     (d)      The provisions of this Section 7.9 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including for the avoidance of doubt any Current Employees), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 7.9) under or by reason of any provision of this Agreement. Nothing in this Section 7.9 shall amend, or be deemed to amend, any Company Benefit Plan or Surviving Corporation Plan.

     Section 7.10      Financing.  (a) Prior to the Effective Time, the Company shall provide, and shall cause its Subsidiaries to provide, and shall use its reasonable best efforts to cause their respective Representatives, including legal and accounting, to provide all cooperation reasonably requested by Parent in connection with the arrangement of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (i) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) using reasonable best efforts to facilitate the pledging of collateral and (iii) furnishing Parent and its Financing sources as promptly as reasonably practicable with such financial and other pertinent information regarding the Company as may be reasonably requested by Parent. The foregoing notwithstanding, (x) no Pre-Closing Director shall be required to take any action with respect to the foregoing and neither the Company nor any of its Subsidiaries shall be obligated to take any action that requires action or approval by the Pre-Closing Directors, (y) no obligation of the Company or any of its Subsidiaries or Representatives undertaken pursuant to the foregoing shall be effective until the Effective Time, and (z) none of the Company or any of its Subsidiaries or Representatives shall be required to pay any commitment or other similar fee or incur any other cost or expense that is not simultaneously reimbursed by Parent in connection with the Debt Financing prior to the Effective Time. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or its Subsidiaries in connection with such cooperation and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives for and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than information provided by the Company or its Subsidiaries). Any other provision hereof notwithstanding, neither the Company nor any of its Subsidiaries, Affiliates or Representatives shall be required to incur any cost, fee, expense or liability in excess of $250,000 in the aggregate for all such Persons for all such costs, fees, expenses or liabilities incurred in connection with this Section 7.10. All non-public or otherwise confidential information regarding the Company obtained by Parent, Merger Sub or their Representatives pursuant to this Section 7.10(a) shall be kept confidential in accordance with the Confidentiality Agreement. The Company hereby consents to the use of its and its Subsidiaries logos in connection with the Debt Financing.

     (b)      Parent and Merger Sub shall use, and shall cause their Affiliates to use, their reasonable best efforts to arrange the Financing as promptly as practicable, on the terms and conditions described in the Financing Commitments, including using reasonable best efforts to (i) negotiate and finalize definitive agreements with respect thereto on the terms and conditions contained therein or on other terms no less favorable to Parent and Merger Sub, (ii) satisfy on a timely basis all conditions applicable to Parent or Merger Sub (or their Affiliates) in such definitive agreements, (iii) comply with their obligations under the Financing Commitments and consummate the Financing no later than the Closing and (iv) enforce their rights under the Financing Commitments. In the event that all conditions to the Financing Commitments (other than in connection with the Debt Financing, the availability or funding of any of the Equity Financing) have been satisfied in Parent’s good faith judgment, Parent shall use its reasonable best efforts to cause the lenders and the other Persons providing such Financing to fund the Financing required to consummate the Merger on the Closing Date (including by taking enforcement action to cause such lenders and other Persons providing such Financing to fund such Financing). In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Commitments, Parent shall promptly notify the Company and shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms that will still enable Parent and Merger Sub to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event, but no later than the End Date. Parent shall deliver to the Company true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide Parent and Merger Sub with any portion of the Financing. Each of Parent and Merger Sub shall refrain (and shall use their reasonable best efforts to cause their Affiliates to refrain) from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in the Financing Commitments or in any definitive agreement related to the Financing. In connection with its obligations under this Section 7.10, Parent and Merger Sub shall be permitted to amend, modify or replace the Debt Financing with new Financing Commitments, including through co-investment by or financing from one or more additional parties (the “New Financing Commitments”); provided that neither Parent nor Merger Sub shall agree to or permit any replacement of, or amendment, supplement or other modification to be made to, or any waiver of any material provision or remedy under, the Financing Commitments if such modification, waiver or remedy reduces the aggregate amount of the Financing that is required to consummate the Merger and the other transactions contemplated hereby, adversely amends or expands the conditions to the drawdown of the Financing in any respect that would make such conditions less likely to be satisfied, that can reasonably be expected to delay the Closing, or is adverse to the interests of the Company and its Subsidiaries taken as a whole. Parent shall keep the Company reasonably apprised of material developments relating to the Financing. For the avoidance of doubt, failure to obtain all or any portion of the Financing (or any alternative financing) shall not in and of itself relieve or alter the obligations of Parent and Merger Sub to consummate the Merger on the terms contemplated by this Agreement (such obligation being subject only to the satisfaction of the conditions set forth in Sections 8.1 and 8.2 as set forth herein).

     Section 7.11      Actions with Respect to Existing Debt.

     (a)      Provided that this Agreement shall not have been terminated in accordance with Section 9.1, the parties agree that Merger Sub or an Affiliate thereof may, in Parent’s sole and absolute discretion, commence offers to purchase with respect to all of the outstanding aggregate principal amount of the Company’s 8% senior subordinated notes due 2013 (the “2013 Notes”) and the Company’s 2.5% convertible senior subordinated debentures due 2025 (the “2025 Notes,” and together with the 2013 Notes, the “Notes”), on pricing terms determined by Parent and subject to such other terms and conditions as are determined by Parent and reasonably acceptable the Company, to be consummated substantially simultaneously with the Closing using funds provided by Parent (each a “Debt Tender Offer” and collectively, the “Debt Tender Offers”). Notwithstanding the foregoing, the closing of the Debt Tender Offers shall be conditioned on the occurrence of the Closing, and, if the Debt Tender Offers are commenced, Parent shall cause Merger Sub (or such Affiliate thereof making the Debt Tender Offers) to use its commercially reasonable efforts to cause the Debt Tender Offers to close on the Closing Date or as soon as reasonably practicable thereafter. Parent hereby covenants and agrees to provide (or to cause to be provided) immediately available funds for the full payment at the Effective Time of all Notes properly tendered and not withdrawn. The Company shall provide, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Debt Tender Offers.

     (b)      If Parent advises the Company in writing that, in its reasonable judgment based on the advice of the dealer manager of the Debt Tender Offer, there is a significant possibility that the Requisite Consent for the 2013 Notes will not be obtained and preparations should be made to defease the 2013 Notes, the Company shall use commercially reasonable efforts to make such preparations, and if such Requisite Consent is not timely received, the Company shall defease, the 2013 Notes in connection with and at the time of the Merger; provided, the Company shall not be required to defease the 2013 Notes, provide any irrevocable notice or take any other irrevocable act regarding such defeasance unless (i) such action is taken simultaneously with the Merger being consummated and (ii) Parent shall have deposited, or caused to be deposited, the amount of funds necessary to effect such defeasance as provided and calculated in accordance with the terms of the indenture applicable to such Notes. If there is more than one dealer manager for the Debt Tender Offer, the term dealer manager as used in this Section 7.11(b) shall refer to the lead dealer manager of the Debt Tender Offer.

     (c)      As part of the Debt Tender Offers for the Notes, Merger Sub or an Affiliate thereof may solicit the consent (the “Consent Solicitation”) of the holders of the Notes to certain amendments to the indentures applicable to such Notes as mutually agreed by Parent and the Company in writing, which amendments shall be set forth in the Offer Documents (the “Indenture Amendments”), and to obtain, as soon as practicable after the date of the commencement of the Debt Tender Offers, the requisite consent of holders of the Notes (the “Requisite Consent”) to authorize the Indenture Amendments. Promptly upon receipt of the Requisite Consent, the Company shall, and shall use its commercially reasonable efforts to cause the applicable trustees to, execute supplemental indentures incorporating and giving effect to the Indenture Amendments, which shall become operative concurrently with the Effective Time, subject to the terms and conditions of this Agreement (including the conditions to the Debt Tender Offers). Concurrent with the Effective Time, Parent shall cause Merger Sub (or such Affiliate thereof making the Debt Tender Offers) to accept for payment and thereafter promptly pay for any Notes that have been properly tendered and not withdrawn pursuant to the applicable Debt Tender Offer and in accordance with such Debt Tender Offer, using funds provided by Parent.

     (d)      In connection with any Debt Tender Offer, Parent shall prepare all necessary and appropriate documentation in connection with such Debt Tender Offer, including the offer to purchase, related letter of transmittal and other related documents (collectively, the “Offer Documents”). Parent and the Company shall cooperate with each other in the preparation of the Offer Documents. All Offer Documents shall be subject to the prior review and comment of the Company and Parent and shall be reasonably acceptable to each of them. If at any time prior to the completion of any Debt Tender Offer any information in the Offer Documents should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be disseminated to the holders of the applicable Notes.

     (e)      Parent shall reimburse the Company for its reasonable out-of-pocket fees and expenses incurred in connection with this Section 7.11 promptly following request by the Company and delivery of reasonable documentation of such fees and expenses. Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives and each Person, if any, who controls the Company within the meaning of Section 20 of the Exchange Act, from and against any and all Damages suffered or incurred by any of them in connection with any actions taken pursuant to this Section 7.11; provided, however, that Parent shall not have any obligation to indemnify and hold harmless any such party or Person to the extent that any such Damages suffered or incurred arose from disclosure that was furnished by such Person to Parent specifically for use in connection with the Debt Tender Offer that contains a material misstatement or omission. Any other provision hereof notwithstanding, neither the Company nor any of its Subsidiaries, Affiliates or Representatives shall be required to incur any cost, fee, expense or liability in excess of $250,000 in the aggregate for all such Persons for all such costs, fees, expenses or liabilities incurred in connection with this Section 7.11.

     Section 7.12      Insurance Matters.  To the extent requested by Parent, the Company shall use its reasonable best efforts to purchase, by the Effective Time, tail policies to the current fiduciary liability and excess professional liability policies maintained on the date hereof by the Company and its Subsidiaries, which tail policies shall be effective for a period from the Effective Time through a reasonable period specified by Parent and shall contain the coverage and amount reasonably requested by Parent, provided that the Company shall not be required to pay any amounts in respect of such coverage prior to the Closing, other than any such amounts advanced by Parent to the Company prior to the due date for the payment of such amounts.

     Section 7.13      Section 16(b).  The Company shall take all steps reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

     Section 7.14      Resignation of Directors.  At the Closing, except as otherwise may be agreed by Parent, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation of all directors of the Company. Upon the request of Parent, as specified by Parent reasonably in advance of the Closing, the Company will seek to obtain the resignation of all directors of Subsidiaries of the Company, in each case, effective at the Effective Time.

     Section 7.15      Capital Expenditures.  Following the Effective Time, Parent and the Company agree that the Company and its Subsidiaries shall maintain their capital expenditure program in place on the date hereof, which program is set forth in Section 7.15 of the Company Disclosure Schedule, for the time periods set forth for such program in Section 7.15 of the Company Disclosure Schedule, in each case, subject to such changes to such program as the Company determines after the Effective Time to be necessary or prudent relating to compliance with the Company’s and its Subsidiaries’ agreements with their financing sources or to changes after the date hereof in the Company’s and its Subsidiaries’ business performance or prospects (including actual or potential changes to Medicare reimbursement rates), financial performance or prospects, or access to financing.

     Section 7.16      Other Transactions.  Parent may request, by reasonable notice given to the Company, that the Company shall, and/or shall cause one or more of its Subsidiaries to, at Parent’s sole expense, use commercially reasonable efforts, immediately prior to the Closing, (a) to cooperate with Parent to effect a reorganization or transfer of assets (including stock of other Subsidiaries of Parent) among wholly owned Subsidiaries of Parent (any such transaction, a “Pre-Acquisition Reorganization”), (b) cooperate with Parent and its advisers to determine the nature of any Pre-Acquisition Reorganization and the manner in which it most effectively could be implemented, and (c) cooperate with Parent to prepare all documentation and do all such other acts and things immediately prior to the Closing as are necessary or desirable to give effect to such Pre-Acquisition Reorganization; provided that such Pre-Acquisition Reorganization shall (i) not impede, delay or prevent consummation of the Merger (including by giving rise to litigation by third parties), (ii) be structured so as not to prejudice, in the reasonable opinion of the Company, the interests of any holders of shares of Common Stock or Company Options, (iii) not require the Company to obtain the approval of holders of shares of Common Stock, (iv) not be considered in determining whether a representation, warranty or covenant of the Company hereunder has been breached, (v) not be structured to require the Company or any of its Subsidiaries to take any action in contravention of any Law or existing Contract, and (vi) be conditioned upon Parent confirming that Parent and Merger Sub are prepared to proceed immediately with the Closing and providing any other evidence reasonably requested by the Company that the Closing will occur (it being understood that in any event the Pre-Acquisition Reorganization will be deemed to have occurred immediately prior to the Closing), and (vii) not be effective prior to the Closing, and then only if it is reasonably certain, in the Company’s reasonable judgment, that the Merger will become effective that same day, and that such Pre-Acquisition Reorganization can be reversed or unwound without adversely affecting the Company, its Subsidiaries, or their respective operations, properties and assets, in the event the Merger does not become effective and this Agreement is terminated. Parent acknowledges and agrees that (x) any Pre-Acquisition Reorganization or related actions could require the consent of third parties or Governmental Authorities, and the Company shall be under no obligation to seek or pay any value to obtain such consents, and (y) the completion of any Pre-Acquisition Reorganization or related actions shall not be a condition to consummation of the Merger. Parent shall, promptly upon request by the Company, forthwith reimburse the Company for all reasonable fees and expenses (including any professional fees and expenses) incurred, directly or indirectly, by the Company and its Subsidiaries in considering and cooperating with Parent in connection with any request to effect a Pre-Acquisition Reorganization, shall be responsible for any costs of the Company and its Subsidiaries in reversing or unwinding (in the event this Agreement is terminated) any Pre-Acquisition Reorganization that was effected, and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives for and against any and all losses and liabilities (including Taxes) suffered or incurred by them, directly or indirectly, in connection with, or as a result of any action taken pursuant to, this Section 7.16. The obligation of Parent to reimburse the Company and its Subsidiaries for fees and expenses, to be responsible for costs as set out in this Section 7.16 and to indemnify and hold harmless the Company and its Subsidiaries for any losses and liabilities (including Taxes) suffered or incurred by them, directly or indirectly, in connection with, or as a result of any action taken pursuant to, this Section 7.16 will be in addition to any other payment Parent may be obligated to make pursuant to this Agreement and will survive termination of this Agreement. Any other provision hereof notwithstanding, neither the Company nor any of its Subsidiaries, Affiliates or Representatives shall be required to incur any cost, fee, expense or liability in excess of $250,000 in the aggregate for all such costs, fees, expenses or liabilities incurred by all such Persons in connection with this Section 7.16.

     Section 7.17      Merger Sub.  As promptly as practicable following the execution of this Agreement, Parent shall cause Merger Sub to be duly organized under the laws of Pennsylvania with the Articles of Incorporation and By-laws in the forms set forth in Exhibits A and B. Parent and the Company agree to cause this Agreement to be amended to have Merger Sub become a constituent party to this Agreement as soon as practicable upon formation of Merger Sub.

ARTICLE VIII CONDITIONS TO THE MERGER

     Section 8.1     Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or valid waiver (where permissible) of the following conditions:

     (a)      Shareholder Approval.  This Agreement shall have been adopted by the Requisite Shareholder Vote.

     (b)      No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction, stay, decree or other judgment or order (each, an “Order”) shall have been enacted, issued, promulgated, enforced or entered by a court of competent jurisdiction and remain in effect which prohibits or renders illegal the consummation of the Merger; provided, however, that this condition shall not be deemed satisfied with respect to any party that has failed to use the efforts required of such party pursuant to Section 7.2 to avoid entry of such Order to cause such Order to be challenged or overturned.

     (c)      Regulatory Approval.  Any applicable waiting period under the HSR Act (and any extension thereof) relating to the Merger shall have expired or been terminated.

     Section 8.2      Conditions to the Obligations of Parent and Merger Sub.

     The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or valid waiver (where permissible) of the following further conditions:

     (a)      Representations and Warranties.  The representations and warranties of the Company (i) set forth in Sections 4.5(a), (b) and (c) shall be true and correct in all material respects as of the Effective Time as if made at and as of such time, (ii) set forth in Section 4.10(a) shall be true and correct in all respects as of the Effective Time as if made at and as of such time, and (iii) set forth in Article IV, other than those described in clauses (i) and (ii) above, shall be true and correct as of the Effective Time as if made at and as of such time (without regard to any qualification as to “materiality” or “Material Adverse Effect on the Company” contained therein), except in the case of this clause (iii) where the failure to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company; provided that, with respect to each of clauses (i), (ii) and (iii), representations and warranties made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only.

     (b)      Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it at or prior to the Effective Time hereunder.

     (c)      Officer’s Certificate.  Parent and Merger Sub shall have received a certificate signed by a senior officer of the Company certifying as to the matters set forth in Sections 8.2(a) and 8.2(b).

     (d)      Certain Consents and Approvals.  All of the consents and approvals identified on Schedule 8.2(d) shall have been obtained; provided, however, that in the event Parent or Merger Sub assert for any purpose that this condition is not satisfied, it shall nevertheless be deemed satisfied if Parent and Merger Sub shall have failed to use the reasonable best efforts required of either of them pursuant to Section 7.2 to obtain any such consents or approvals or to cooperate with and assist the Company in doing so, as applicable.

     (e)      Absence of Material Adverse Effect.  Except as disclosed in the Company Disclosure Letter or as disclosed (excluding any “forward-looking” statement or risk factor disclosure) in the Company SEC Reports filed prior to the date of this Agreement, since September 30, 2006, there shall not have been an Effect that, individually or in the aggregate, has resulted or would be reasonably expected to result in a Material Adverse Effect on the Company.

     Section 8.3      Conditions to the Obligations of the Company.  The obligation of the Company to consummate the Merger is subject to the satisfaction or valid waiver (where permissible) of the following further conditions:

     (a)      Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement that (i) are qualified as to “Parent Material Adverse Effect” qualification shall be true and correct as of the Effective Time as if made at and as of such time and (ii) that are not so qualified shall be true and correct in all respects as of the Effective Time as if made at and as of such time, except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided that, with respect to each of clauses (i) and (ii), representations made as of a specific date shall be required to be true as of such date only.

     (b)      Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all material obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it at or prior to the Effective Time hereunder.

     (c)      Officer’s Certificate.  The Company shall have received a certificate signed by a senior officer of Parent and Merger Sub certifying as to the matters set forth in Sections 8.3(a) and 8.3(b).

ARTICLE IX TERMINATION

     Section 9.1      Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any prior adoption of this Agreement by the shareholders of the Company):

     (a)      by mutual written consent of the Company, on the one hand, and Parent, on the other hand;

     (b)      by written notice by either the Company, on the one hand, or Parent, on the other hand, if:

     (i)       the Effective Time shall not have occurred on or before September 30, 2007 (the “End Date”), unless the failure of the Effective Time to occur by such date is the result of, or caused by, the failure of the party seeking to exercise such termination right to perform or observe any of the covenants or agreements of such party set forth in this Agreement;

     (ii)      there shall be any final and nonappealable Order that makes illegal or prohibits the consummation of the Merger, provided that the party seeking to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall have used the efforts required by Section 7.2 to remove such Order; or

     (iii)      at the Company Shareholder Meeting or any adjournment thereof at which this Agreement has been voted upon, the shareholders of the Company fail to adopt this Agreement by the Requisite Shareholder Vote;

     (c)      by the Company by written notice:

     (i)      if a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Section 8.3(a) or 8.3(b) not to be satisfied, and such breach is incapable of being cured by the End Date; provided, however, that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 8.1, 8.2(a), 8.2(b) or 8.2(d) not to be satisfied;

     (ii)      prior to obtaining the Requisite Shareholder Vote, in accordance with, and subject to the terms and conditions of, Section 7.4(c); or

     (iii)      at any time following July 15, 2007, if the Merger shall not have been consummated within five Business Days of the first date upon which all of the conditions set forth in Sections 8.1 and 8.2 (other than 8.2(c)) are satisfied, provided that at the time of such termination such conditions continue to be satisfied; and provided, further, that if at the end of such five Business Day period the Merger can not be consummated, after the use by Parent and Merger Sub of their reasonable best efforts, due to any circumstance that is outside the control of Parent or Merger Sub, then such five Business Day period shall be extended for a commercially reasonable amount of time (but in no event for more than an additional ten Business Days); and if Parent and Merger Sub do not consummate the Merger within such period of time, the Company shall at the end of such period have the right to terminate this Agreement; and

     (d)      by Parent, by written notice, if:

     (i)      a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Section 8.2(a), 8.2(b) or 8.2(d) not to be satisfied, and such breach is incapable of being cured by the End Date; provided, however, that neither Parent nor Merger Sub is then in material breach of this Agreement so as to cause any of the conditions set forth in Section 8.1, 8.3(a) or 8.3(b) not to be satisfied; or

     (ii)      the Board of Directors of the Company or any committee thereof (A) shall have effected a Recommendation Withdrawal, or publicly proposed to effect a Recommendation Withdrawal, (B) shall have approved or recommended to the shareholders of the Company a Company Acquisition Proposal other than the Merger, or (C) the Company fails to include the Recommendation in the Company Proxy Statement.

     Section 9.2      Termination Fee.

     (a)      In the event that this Agreement is terminated by the Company pursuant to Section 9.1(c)(ii), then the Company shall pay to Parent the Termination Fee in accordance with Section 9.2(d), at or prior to the time of termination.

     (b)      (I) In the event that (1) this Agreement is terminated by Parent, on the one hand, or the Company, on the other hand, pursuant to Section 9.1(b)(iii) or by Parent pursuant to Section 9.1(d)(i); (2) at any time after the date of this Agreement and prior to the Company Shareholder Meeting (in the case of a termination pursuant to Section 9.1(b)(iii)), or prior to the breach giving rise to the right of termination (in the case of a termination pursuant to Section 9.1(d)(i)) a bona fide written Company Acquisition Proposal shall have been publicly announced or publicly made known and, in the case of termination pursuant to Section 9.1(b)(iii), not publicly withdrawn at least two Business Days prior to the Company Shareholder Meeting; and (3) within 12 months after such termination pursuant to Section 9.1(b)(iii) or 9.1(d)(i), the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Company Acquisition Proposal (whether or not the same as that originally announced or consummated), then, on the date of such execution or consummation, the Company shall pay to Parent the Termination Fee in accordance with Section 9.2(d). For purposes of this Section 9.2(b)(I) only, references in the definition of the term “Company Acquisition Proposal” to the term “25%” will be deemed replaced by the term “a majority”. If this Agreement is terminated in the circumstances described in clauses (1) and (2) of the first sentence of this Section 9.2(b)(I), but the circumstances described in clause (3) of such sentence have not yet occurred, then the Company shall pay to Parent, within two days of Parent’s delivery to the Company of a written statement of its expenses, the Break-Up Expenses in accordance with Section 9.2(d); provided that if the circumstances in clause (3) ultimately do occur then any payment by the Company of the Break-Up Expenses shall be credited against the payment of the Termination Fee such that the payment of the Termination Fee and the Break-Up Expenses shall not exceed $50 million in the aggregate.

     (II) In the event that (1) this Agreement is terminated by Parent pursuant to Section 9.1(d)(ii); and (2) within 12 months after such termination pursuant to Section 9.1(d)(ii),

the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Company Acquisition Proposal, then, on the date of such execution or consummation, the Company shall pay to Parent the Termination Fee in accordance with Section 9.2(d). For purposes of this Section 9.2(b)(II) only, references in the definition of the term “Company Acquisition Proposal” to the term “25%” will be deemed replaced by the term “a majority”. If this Agreement is terminated in the circumstances described in clauses (1) of the first sentence of this Section 9.2(b)(II), but the circumstances described in clause (2) of such sentence have not yet occurred, then the Company shall pay to Parent within two days of Parent’s delivery to the Company of a written statement of its expenses, the Break-Up Expenses in accordance with Section 9.2(d); provided that if the circumstances in clause (2) ultimately do occur then any payment by the Company of the Break-Up Expenses shall be credited against the payment of the Termination Fee such that the payment of the Termination Fee and the Break-Up Expenses shall not exceed $50 million in the aggregate.

     (c)      In the event that this Agreement is terminated (i) by Parent or the Company pursuant to (A) Section 9.1(b)(i) and at the time of such termination the conditions set forth in Sections 8.1(a), 8.2(a) and 8.2(b) have been satisfied or (B) Section 9.1(b)(ii) as the result of a proceeding brought by a Governmental Authority, or (ii) by the Company pursuant to Section 9.1(c)(i) or 9.1(c)(iii), then, as promptly as practicable (but in any event within two Business Days) following such termination, Parent shall pay to the Company the Parent Fee in accordance with Section 9.2(d).

     (d)      Any amount that becomes payable pursuant to Section 9.2(a), 9.2(b) or 9.2(c) shall be paid by wire transfer of immediately available funds to an account designated by the party entitled to receive such payment.

     (e)      Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, that without these agreements the Company, Parent and Merger Sub would not have entered into this Agreement, and that any amounts payable pursuant to this Section 9.2 do not constitute a penalty. If the Company fails to pay as directed in writing by Parent any amounts due to Parent or Merger Sub pursuant to this Section 9.2 within the time periods specified in this Section 9.2 or Parent fails to pay the Company any amounts due to the Company pursuant to this Section 9.2 within the time periods specified in this Section 9.2, the Company or Parent, as applicable, shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Parent or the Company, as applicable, in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment. Notwithstanding anything to the contrary in this Agreement, the Company's right to receive payment of the Parent Fee from Parent or the Guarantor (in accordance with the Guarantee) pursuant to Section 9.2(c) and to require Parent, Merger Sub and the Guarantor to perform their respective obligations under (i) the Guarantee in accordance with its terms and (ii) Section 7.3(c), the third, fourth and fifth sentences of Section 7.10(a), Section 7.11(e), the last three sentences of Section 7.16, and the second sentence of this Section 9.2(e) of this Agreement, shall be the sole and exclusive remedy of the Company and its Subsidiaries against Parent, Merger Sub, the Guarantor, FC Investors XI,

LLC, and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates, Representatives or agents (collectively, the “Parent Parties”) (whether at law or in equity) with respect to the negotiation, execution and performance of this Agreement and the transactions and obligations contemplated hereby, including for any loss suffered as a result of the failure of the Merger to be consummated, under any theory and for any reason, and upon payment in full of such amounts and fulfillment of such obligations, none of the Parent Parties shall have any further liability or obligation relating to or arising out of the negotiation, execution and performance of this Agreement or the transactions contemplated by this Agreement. This provision is an essential term of this Agreement and each of the Parent Parties are intended beneficiaries of this provision and shall have the right, in their name (alone or with others) to enforce this provision.

     (f)      As used in this Agreement, the “Break-Up Expenses” payable to Parent shall be an amount equal to the lesser of (i) $5 million and (ii) Parent’s actual out-of-pocket, documented expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, all reasonable attorneys’, accountants’ and investment bankers’ fees and expenses).

     Section 9.3      Effect of Termination.  If this Agreement is terminated pursuant to Section 9.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub or their respective Subsidiaries or Affiliates, except that the provisions of Section 7.3(c), Section 7.11(e), the last three sentences of Section 7.16, Section 9.2, Section 9.3 and Article X will survive the termination hereof; provided, however, that nothing herein shall relieve any party from liability for willful breach or fraud.

ARTICLE X MISCELLANEOUS

     Section 10.1      Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given:

     if to Parent or Merger Sub, to:

FC-GEN Acquisition, Inc.
1035 Powers Place
Alpharetta GA 30004
Attn: Christopher M. Sertich Fax No.:

     with a copy (which shall not constitute notice) to:

Williams Mullen
222 Central Park Avenue, Suite 1700
Virginia Beach, VA 23462
Attn: Lawrence R. Siegel, Esq.
Fax No.: (757) 473-0395

     and

O'Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, New York 10036
Attn: Drake S. Tempest, Esq.
Fax: (212) 326-2061

     if to the Company, to:

Genesis Healthcare Corporation
101 East State Street
Kennett Square, PA 19348
Attention: Eileen M. Coggins
Fax: (610) 444-6350

     with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd St.
New York, NY 10019
Attention: Mark Gordon, Esq.
Fax: (212) 403-2000

or such other address or facsimile number as such party may hereafter specify by notice to the other parties hereto. Each such notice, request or other communication shall be effective (i) if given by telecopier, when such telecopy is transmitted to the facsimile number specified above and electronic confirmation of transmission is received or (ii) if given by any other means, when delivered at the address specified in this Section 10.1.

     Section 10.2      Representations and Warranties.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument, document or certificate delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time and then only to such extent. Each of Parent, Merger Sub and the Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) no party makes, and has not made, any representations or warranties relating to itself or its businesses or otherwise in connection with the Merger, (b) no person has been authorized by any party to make any representation or warranty relating to itself or its businesses or otherwise in connection with the Merger and, if made, such representation or warranty must not be relied upon as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to any party or any of its Representatives are not and shall not be deemed to be or to include representations or warranties unless any such materials or information are expressly the subject of any representation or warranty set forth in this Agreement.

     Section 10.3      Expenses.  Except as otherwise expressly provided in Sections 7.5, 7.11, 7.12, 7.16 and 9.2, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

     Section 10.4      Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors or Board of Managers, as applicable, at any time prior to the Effective Time, whether before or after adoption of this Agreement by the shareholders of the Company; provided, however, that, after adoption of this Agreement by the shareholders of the Company, no amendment may be made which under applicable Law requires the further approval of the shareholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

     Section 10.5      Waiver.  At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions contained for the benefit of such party contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

     Section 10.6      Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto (and any purported assignment without such consent shall be void and without effect), except that Parent may assign all or any of its rights and obligations hereunder to any Affiliate of Parent, provided that no such assignment shall relieve Parent of its obligations hereunder.

     Section 10.7      Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (without regard to conflict of laws principles).

     Section 10.8      Counterparts; Effectiveness; Third Party Beneficiaries.  This Agreement may be executed by facsimile signatures and in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective only when actually signed by each party hereto and each such party has received counterparts hereof signed by all of the other parties hereto. No provision of this Agreement is intended to or shall confer upon any Person other than the parties hereto any rights or remedies hereunder or with respect hereto, except as otherwise expressly provided in Section 7.5 (which is intended to be for the benefit of the persons covered thereby), the last two sentences of Section 9.2(e) (which are intended to be for the benefit of the Parent Parties) and in Article III (which is intended to be for the benefit of the Persons who held Shares, Company Options or Restricted Shares immediately prior to the Effective Time).

     Section 10.9      Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any Law, or due to any public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are fulfilled to the extent possible.

     Section 10.10    Entire Agreement.  This Agreement (including the exhibits and schedules thereto) constitutes the entire agreement of the parties hereto with respect to its subject matter and supersedes all oral or written prior or contemporaneous agreements and understandings among the parties with respect to such subject matter.

     Section 10.11    Remedies.  (a)  Each of the parties hereto agree that to the extent it has incurred losses or Damages in connection with this Agreement, (i) the maximum aggregate liability of Parent, Merger Sub, the Guarantor and any Parent Party for such losses or Damages shall be limited to $50 million (inclusive of the Parent Fee but exclusive, (x) in the case of Parent and Merger Sub, of any amounts payable pursuant to the second sentence of Section 9.2(e) of this Agreement and (y) in the case of the Guarantor, of any costs associated with enforcing the Guarantee pursuant to the terms thereof), (ii) the maximum aggregate liability of the Company for such losses or Damages shall be limited to $50 million (inclusive of the Termination Fee but exclusive of any amounts payable pursuant to the second sentence of Section 9.2(e) of this Agreement), and (iii) in no event shall either party seek to recover any money damages in excess of such amounts in connection therewith.

     (b)      The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy they may have at law or in equity, and that the Company’s sole and exclusive remedy with respect to any breach shall be the remedy in Section 9.2(e) and Section 10.11(a).

     Section 10.12    Jurisdiction.

     (a)      In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, each of the parties hereto: (i) irrevocably and unconditionally consents and submits, for itself and its property, to the exclusive jurisdiction and venue of any Pennsylvania state court or the United States District Court for the Eastern District of Pennsylvania; (ii) agrees that all claims in respect of such action or proceeding must be commenced, and may be heard and determined, exclusively in the aforementioned courts; (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the aforementioned courts; and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the aforementioned courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10.1. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by law.

     (b)      EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12.

     Section 10.13  Authorship; Interpretation.  The parties agree that the terms and language of this Agreement were the result of negotiations between the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation. The parties intend that each representation and each warranty contained in this Agreement shall have independent significance. Accordingly, except as otherwise expressly provided in this Agreement, nothing contained in any representation or warranty, or the fact that any representation or warranty may be more specific or less specific than any other representation or warranty, shall in any way limit, restrict or otherwise affect the scope, applicability or meaning of any other representation or warranty contained in this Agreement.

[signature page follows]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be duly executed by their respective authorized officers as of the day and year first written above.

FC-GEN ACQUISITION, INC.

By:	/s/Steven Fishman
Its:	Vice President

GENESIS HEALTHCARE CORPORATION

By:	/s/ George V. Hager, Jr
Its:	Chairman and Chief Executive Officer

Signature Page to Agreement and Plan of Merger